Exhibit (a)(1)

AGREEMENT AND PLAN OF MERGER

Among

NEW PLAN EXCEL REALTY TRUST, INC.,

EXCEL REALTY PARTNERS, L.P.

SUPER INTERMEDIATECO LLC,

SUPER MERGERSUB INC., AND

SUPER DOWNREIT MERGERSUB LLC

Dated as of February 27, 2007

i

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.01	Conduct of Business by Company Pending the Mergers	60
Section 6.02	Conduct of Business by Parent Pending the Merger	65

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01	Preparation of Proxy Statement; Other Filings; Stockholders’ Meeting	65
Section 7.02	Merger Without Meeting of Stockholders	67
Section 7.03	Access to Information; Confidentiality	67
Section 7.04	No Solicitation of Transactions	68
Section 7.05	Employee Benefits Matters	70
Section 7.06	Directors’ and Officers’ Indemnification and Insurance	72
Section 7.07	Further Action; Reasonable Efforts	75
Section 7.08	Transfer Taxes	77
Section 7.09	Public Announcements	77
Section 7.10	Certain Tax Matters	77
Section 7.11	Financing; Cooperation with Financing	78
Section 7.12	NYSE Delisting; Exchange Act Deregistration	79
Section 7.13	Approval of Compensation Actions	79

ARTICLE VIII

CONDITIONS TO THE MERGERS

Section 8.01	Conditions to the Obligations of Each Party	79

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01	Termination	80
Section 9.02	Effect of Termination	82
Section 9.03	Notice of Termination	82
Section 9.04	Fees and Expenses	82
Section 9.05	Waiver	84

ARTICLE X

GENERAL PROVISIONS

Section 10.01	Non-Survival of Representations and Warranties	84

EXHIBITS

Exhibit A                Knowledge of the Company

Exhibit B                Form of Hogan & Hartson L.L.P. Tax Opinion

Exhibit C                Additional Notice Information

Exhibit D                Terms of Class A Preferred Units

Exhibit E                 Co-Obligor Agreement

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of February 27, 2007 (this “Agreement”), is made and entered into by and among New Plan Excel Realty Trust, Inc., a Maryland corporation (the “Company”),  Excel Realty Partners, L.P., a Delaware limited partnership (the “DownREIT Partnership” and together with the Company, the “Company Parties”), Super IntermediateCo LLC, a Maryland limited liability company (“Parent”), Super MergerSub Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“MergerSub”), and Super DownREIT MergerSub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (the “Super REIT MergerSub” and together with MergerSub and Parent, the “Buyer Parties”).

WHEREAS, pursuant to this Agreement and subject to the terms and conditions set forth herein, MergerSub shall commence a cash tender offer (such tender offer, as it may be amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, of the Company (the “Company Common Shares”) at a price per share of $33.15 net to the seller in cash without interest (such price, or any higher price per share as may be paid pursuant to the Offer being hereafter referred to as the “Offer Price”);

WHEREAS, following the consummation of the Offer, MergerSub will merge (the “Merger”) with and into the Company in accordance with the Maryland General Corporation Law (the “MGCL”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, and each Company Common Share outstanding immediately prior to the Effective Time (other than Company Common Shares owned by Parent or MergerSub or any direct or indirect wholly owned Subsidiary of Parent or the Company immediately prior to the Effective Time, which will be cancelled with no consideration issued in exchange therefor) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth herein;

WHEREAS, in connection with the Offer and the Merger, Super REIT MergerSub will merge (the “DownREIT Merger”, and together with the Merger, the “Mergers”) with and into the DownREIT Partnership in accordance with the Delaware Revised Uniform Limited Partnership Act, as amended (“DRULPA”), and the Delaware Limited Liability Company Act, as amended (“DLLCA”), with the DownREIT Partnership surviving the DownREIT Merger, on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and in the best interest of the Company and its stockholders,

(ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance the requirements of the MGCL, and (iii) subject to the terms and conditions set forth herein, resolved to recommend acceptance of the Offer and approval of the Merger by its stockholders;

WHEREAS, New Plan DRP Trust, a Maryland limited liability company and a wholly-owned subsidiary of the Company (the “DRP Trust”), as the sole general partner of the DownREIT Partnership, has approved this Agreement and the DownREIT Merger and deemed it advisable and in the best interests of the DownREIT Partnership and its limited partners to enter into this Agreement and to consummate the DownREIT Merger, on the terms and subject to the conditions set forth herein;

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Mergers, and also to prescribe various conditions to such transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01                                                                                Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer from any Person or group for, whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving the Company or any Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, by merger, consolidation, combination, reorganization, share exchange or any similar transaction, of any assets of the Company or the Subsidiaries representing 20% or more of the consolidated assets of the Company and the Subsidiaries, (c) issue, sale or other disposition by the Company of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the votes associated with the outstanding voting equity securities of the Company, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding Company Common Shares, or (e) recapitalization, liquidation, dissolution or other similar type of transaction with respect to the Company which would result in any Person or group acquiring 20% or more of the fair market value of the assets (including capital stock of the subsidiaries) of the Company and Subsidiaries taken as a whole; provided, however, that the term “Acquisition Proposal” shall not include (i) the Offer, the Merger, the issuance of the Top-Up Shares or any of the other transactions contemplated by this Agreement, (ii) the issuance of Company Common Shares upon redemption of Existing Units, or (iii) any merger, consolidation, business combination, recapitalization or similar transaction solely among the Company and one or more Subsidiaries or among Subsidiaries.

“Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” or “affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Company Common Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“Business Day” or “business day” means any day other than a Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or Melbourne, Australia or is a day on which banking institutions in New York, New York or Melbourne, Australia are authorized or obligated by Law or other governmental action to close.

“Certificate” or “Certificates” means any certificate representing Company Common Shares.

“Class A Preferred Units” means the Class A Preferred Units of limited partner interest of the Surviving Partnership, the rights and terms of which are generally described in Exhibit D attached hereto.

“Company Bylaws” means the Restated Bylaws of New Plan Excel Realty Trust, Inc. adopted on February 23, 2004, as amended.

“Company Charter” means the Articles of Amendment and Restatement of New Plan Excel Realty Trust, Inc., as accepted for record by SDAT on May 23, 1995, as amended and supplemented.

“Company Insurance Policy” means any insurance policy, other than a Company Title Insurance Policy, which is owned by the Company and/or a Subsidiary, including any which pertains to the Company’s or its Subsidiaries’ assets, employees or operations.

“Company Material Adverse Effect” means, with respect to the Company, an effect, event, development or change that has a materially adverse effect on the assets, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, other than any effect, event, development or change arising out of or resulting from (a) decrease in the market price of the Company Common Shares (but not any effect, event, development or change underlying such decrease to the extent that such effect, event, development or change would otherwise constitute a Company Material Adverse Effect), (b) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest rates or exchange rates, (c) changes in general legal, tax, regulatory, political or business conditions that, in each case, generally affect a geographic region or industry in which the Company or its Subsidiaries conduct their business (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a materially disproportionate manner as compared to other persons or participants in the industries in which the Company and its Subsidiaries conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (d) changes in GAAP, (e) the negotiation, execution, announcement or performance of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, venture partners or employees, (f) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a materially disproportionate manner as compared to other persons or participants in the industries in which the Company and its Subsidiaries conduct their business and that operate in the geographic regions affected by such effect, event, development or change), (g) earthquakes, hurricanes, floods, or other natural disasters (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a materially disproportionate manner as compared to other persons or participants in the industries in which the Company and its Subsidiaries conduct their business and that operate in the geographic regions affected by such effect, event, development or change), or (h) any action taken by the Company or its Subsidiaries at the written request or with the written consent of any of the Buyer Parties.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

“Disclosure Schedule” means the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement, which disclosure schedule is arranged in paragraphs corresponding to the numbered and lettered sections contained in Article IV of this Agreement, provided, however, that the disclosure of any fact or item in any section of such disclosure schedule shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section so long as the relevance of such disclosure to such other section is reasonably apparent from the nature of such disclosure.  Nothing in the Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company made herein.

“DownREIT Partnership Agreement” means that certain Second Amended and Restated Agreement of Limited Partnership of the DownREIT Partnership, dated as of May 19, 2003, as amended by that certain First Amendment to Second Amended and Restated Agreement of Limited Partnership of the DownREIT Partnership, dated as of December 7, 2004 (as amended from time to time and including any applicable partner schedules for the Existing Unit Holders).

“Environmental Laws” means any applicable United States federal, state, local law in existence on or before the date hereof relating to (i) releases or threatened releases of Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States federal, state, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any United States court, tribunal, or judicial or arbitral body of any nature; or any United States body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Substances” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each has been amended from time to time, and all regulations thereunder in effect prior to the date hereof, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) polychlorinated biphenyls, asbestos and radon; and (iv) any other contaminant, substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means (i) United States and international patents, patent applications and invention registrations of any type, (ii) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets and know-how.

“knowledge of the Company” means the actual knowledge of those individuals listed on Exhibit A.

“Law” means any United States federal, state, municipal or local statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority.

“Liens” means with respect to any asset (including any security), any mortgage, claim, lien, pledge, charge, title defect, security interest or encumbrance of any kind in respect to such asset.

“Ownership Limit” shall have the meaning set forth in the Company Charter.

“Parent Material Adverse Effect” means any event, circumstance, change or effect that would reasonably be expected to prevent, or materially hinder Parent, MergerSub or Super REIT MergerSub from consummating the Offer, the Merger or any of the other transactions contemplated by this Agreement.

“Permitted Liens” means (i) the outstanding mortgage indebtedness and other matters identified on Section 4.13(a) of the Disclosure Schedule; (ii) Liens for Taxes not yet delinquent and Liens for Taxes being contested in good faith and for which there are adequate reserves on the financial statements of the Company (if such reserves are required pursuant to GAAP); (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress; (iv) inchoate workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any Subsidiary; (v) zoning restrictions; (vi) any matter disclosed in a title exception set forth in any Company Title Insurance Policy provided or made available to Parent for wholly-owned Company Properties (whether material or immaterial); (vii) Liens arising under the leases in which the Company or any Subsidiary is tenant for amounts due to the landlords thereunder, which amounts are not yet due and payable; (viii) the Company Leases; (ix) matters that would be disclosed on current title reports or surveys that arise or have arisen in the ordinary course of business (excluding the Liens of mortgages or deeds of trust which do not secure indebtedness described on Section 4.13(a) of the Disclosure Schedule) and (x) any other Lien that does not interfere materially with the current use of such property (assuming its continued use in the manner in which it is currently used) or materially adversely affect the value or marketability of such property.

“person” or “Person” means an individual, corporation, partnership, limited partnership, limited liability company, joint venture syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government, including Governmental Authorities.

“Subsidiary” or “Subsidiaries” of the Company, Parent or any other person means a corporation, limited liability company, partnership, joint venture, trust or other entity or organization of which: (a) such party or any other subsidiary of such party is a general partner; (b) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held by such party or by any one or more of such party’s subsidiaries; or (c) at least 50% of the equity interests is controlled by such party; and with respect to the Company shall include the DownREIT Partnership but exclude Galileo America LLC and all subsidiaries of Galileo America LLC (collectively, “Galileo America”).

“Substantial Detriment” means a material adverse effect on the business, assets, results of operations or financial condition of the Company and the Company’s Subsidiaries, taken as a whole.

“Superior Proposal” shall mean a written Acquisition Proposal made by a third party (a) on terms which the Company Board determines in good faith (after consultation with its financial advisors) to be more favorable to the stockholders of the Company (in their capacity as stockholders) from a financial point of view as compared to the Offer Price (after giving effect to any alternative proposed by Parent in accordance with Section 1.01(d)), (b) the material conditions to the consummation of which are reasonably capable of being satisfied in the judgment of the Company Board (taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal, including any conditions, and the identity of the offeror) and (c) in respect of which any required financing is then committed or has been determined in good faith by the Company Board to be available or reasonably likely to be obtained, provided, however, that any such Acquisition Proposal that is contingent upon such third party obtaining financing shall be deemed not to be a Superior Proposal.  For the purposes of this definition, the term “Acquisition Proposal” shall have the meaning set forth in the above definition of Acquisition Proposal, except that all references to “20%” shall be deemed references to “more than 50%”.

“Taxes” means any and all taxes, charges, fees, levies and other assessments, including income, gross receipts, excise, property, sales, social security, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees and charges, including estimated taxes, imposed by the United States or any taxing authority (domestic or foreign), whether computed on a separate, consolidated, unitary, combined or any other basis, and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority.

“U.S. Dollars” and the sign “$” shall each mean the lawful currency of the United States of America.

(a)           the following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

1999 Indenture	§ 4.03(a)
2003 Convertible Notes	§ 4.03(a)
2006 Convertible Notes	§ 4.03(a)
2007 Budget	§ 4.13(m)
Acceptance Date	§ 2.01(a)
Agreement	Preamble
Amended DownREIT Partnership Agreement	§ 2.07(a)
Articles of Merger	§ 2.08(a)
Blue Sky Laws	§ 4.05(b)
Buyer Parties	Preamble
Capital Expenditures	§ 6.01(j)
CERCLA	§ 4.16(c)
Company Adverse Recommendation Change	§ 7.04(a)
Claim	§ 7.06(a)
Closing	§ 2.09(a)
Closing Date	§ 2.09(a)
Code	§ 4.10(b)
Company	Preamble
Company Board	Recitals
Company Common Shares	Recitals
Company Common Share Cash Merger Consideration	§ 3.01(b)
Company Disclosure Documents	§ 5.05(b)
Company Employees	§ 7.05(c)
Company Financial Advisor	§ 4.18
Company Intellectual Property	§ 4.14
Company Leases	§ 4.13(g)
Company Option Plans	§ 3.01(d)
Company Properties	§ 4.13(a)
Company Property	§ 4.13(a)
Company Property Restrictions	§ 4.13(b)

Defined Term	Location of Definition
Company Restricted Shares	§ 3.01(d)
Company SEC Reports	§ 4.07(a)
Company Series D Preferred Shares	§ 4.03(a)
Company Series E Preferred Shares	§ 4.03(a)
Company Share Options	§ 3.01(d)
Company Share Rights	§ 3.01(f)
Company Stockholder Approval	§ 4.04(a)(i)
Company Stockholders’ Meeting	§ 7.01(a)
Company Termination Fee	§ 9.04(d)
Company Title Insurance Policy	§ 4.13(e)
Compensation Actions	§ 4.08(b)
Confidentiality Agreement	§ 7.03(b)
Continuing Employees	§ 7.05(c)
Conversion	§ 7.10
Convertible Notes	§ 4.03(a)
Debt Commitment Letter	§ 5.07(b)
Debt Financing	§ 7.11(a)
DLLCA	Recitals
DownREIT Merger	Preamble
DownREIT Merger Certificate	§ 2.08(b)
DownREIT Merger Closing	§ 2.09(b)
DownREIT Merger Closing Date	§ 2.09(b)
DownREIT Merger Effective Time	§ 2.08(b)
DownREIT Partnership	Preamble
DownREIT Partnership Offer	§ 3.02
DRIP	§ 2.13
DRP Trust	Recitals
DRULPA	Recitals
DSOS	§ 2.08(b)
Effective Time	§ 2.08(a)
Election	§ 3.02(c)
Election Form	§ 3.02(c)
Environmental Permits	§ 4.16(a)
ERISA	§ 4.10(a)
ERISA Affiliate	§ 4.10(i)
Exchange Act	§ 4.05(b)
Exchange Fund	§ 3.03(a)
Existing Unit Cash Consideration	§ 3.02(a)
Existing Unit Consideration	§ 3.02(a)
Existing Unit Preferred Consideration	§ 3.02(a)
Existing Unit Holders	§ 4.03(a)
Existing Units	§ 4.03(a)

Defined Term	Location of Definition
Expenses	§ 7.06(a)
Expiration Date	Annex I
Governmental Order	§ 9.01(c)
Ground Lease	§ 4.13(i)
Incentive Plan	§ 3.01(d)
Indemnified Parties	§ 7.06(a)
Indenture	§ 4.03(a)
Interested Persons	§ 2.03(a)
IRS	§ 4.10(a)
JV Entities	§ 4.01(c)
Liquidation	§ 2.12
Liquidation Payment Date	§ 2.12
Major Title Defect	§ 7.07(h)
Maryland Courts	§ 10.08
Material Company Leases	§ 4.13(g)
Material Contract	§ 4.17
Merger	Recitals
Merger Recommendation	§ 2.02(a)
Mergers	Recitals
MergerSub	Preamble
MGCL	Recitals
Minimum Tender Condition	Annex I
Non-Qualified Account Plans	§ 7.05(f)
NYSE	§ 4.05(b)
Offer	Recitals
Offer Documents	§ 2.01(a)
Offer Price	Recitals
Offer Recommendation	§ 2.02(a)
OPP Awards	§ 3.04
Option Merger Consideration	§ 3.01(d)
Other Filings	§ 4.12(a)
Parent	Preamble
Parent’s Title Notice	§ 7.07(h)
Participation Agreements	§ 4.13(e)
Participation Party	§ 4.13(e)
Paying Agent	§ 3.03(a)
Permits	§ 4.06(a)
Plans	§ 4.10(a)
Preemptive Rights	§ 4.01(d)
Preferred Liquidating Payment Amount	§ 2.12
Property Agreements	§ 4.13(c)
Proxy Statement	§ 4.05(b)

Defined Term	Location of Definition
Purchaser Insiders	§ 2.03(a)
REA	§ 4.13(h)
REIT	§ 4.15(b)
Rent Roll	§ 4.13(g)
Representative	§ 7.04(a)
Sarbanes-Oxley Act	§ 4.07(d)
Schedule 14D-9	§ 2.02(a)
Schedule TO	§ 2.01(a)
Scheduled Executive Contracts	§ 7.05(a)
SDAT	§ 2.08(a)
SEC	§ 2.01(a)
Section 16	§ 7.05(e)
Securities Act	§ 4.05(b)
Subsequent Offering Period	§ 2.01(b)
Super REIT MergerSub	Preamble
Supplemental Indenture	§ 4.03(b)
Surviving Corporation	§ 2.05(a)
Surviving Partnership	§ 2.05(b)
Takeover Statute	§ 4.23
Tax Protection Agreements	§ 4.15(o)
Tax Returns	§ 4.15(a)
Tender Offer Conditions	§ 2.01(a)
Termination Date	§ 9.01
Termination Expenses	§ 9.04(e)
Third Party	§ 4.13(j)
Top-Up Option	§ 2.04(a)
Top-Up Shares	§ 2.04(a)
Top-Up Notice	§ 2.04(c)
Transfer Taxes	§ 7.08
Uncertificated Units	§ 3.03(d)
Walk-Away Date	§ 9.01(b)

Section 1.02                                                                                Interpretation and Rules of Construction.

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)           when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)           the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)           whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)           the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)           references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any Section of any statute, rule or regulation include any successor to the section;

(f)            all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)           the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h)           references to a person are also to its successors and permitted assigns; and

(i)            the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

THE OFFER AND THE MERGERS

Section 2.01                                                                                The Offer.

(a)           Provided that this Agreement shall not have been terminated in accordance with Article IX, and none of the events set forth in paragraphs (a), (b), (c) (to the extent performance is required theretofore), (e) and (f) of Annex I hereto shall have occurred and be continuing, as promptly as practicable and in any event within ten (10) Business Days after the date hereof, MergerSub shall commence (within the meaning of Rule 14d-2 under the Exchange

Act) an offer to purchase all outstanding Company Common Shares at the Offer Price, and shall, upon commencement of the Offer but after affording the Company reasonable opportunity to review and comment thereon, file a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) and all other necessary documents with the Securities and Exchange Commission (the “SEC”) and make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act, in each case in connection with the Offer (the “Offer Documents”), and shall use its commercially reasonable efforts to consummate the Offer, subject to the terms and conditions thereof.  Subject to the terms and conditions of this Agreement and to the satisfaction or waiver of the conditions set forth in Annex I hereto (the “Tender Offer Conditions”), MergerSub shall, as soon as possible after the expiration of the Offer (or, if applicable, the expiration of the “initial offering period”), accept for payment, and pay for (after giving effect to any required withholding Tax), all Company Common Shares validly tendered pursuant to the Offer and not withdrawn (the first date of acceptance for payment, the “Acceptance Date”).  MergerSub and the Company each agree promptly to correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect and MergerSub shall take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of shares, in each case as and to the extent required by applicable Federal securities laws.  MergerSub shall provide the Company with (in writing, if written), and shall consult with the Company regarding, any comment (written or oral) that may be received by MergerSub or its counsel from the SEC or its staff with respect to the Offer Documents as promptly as practicable after receipt thereof.  The Company and its counsel shall be given a reasonable opportunity to review and comment on any such written and oral comments and proposed responses.

(b)           Without the prior written consent of the Company, MergerSub shall not decrease the Offer Price or change the form of consideration payable in the Offer, decrease the number of Company Common Shares sought to be purchased in the Offer, impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Company Common Shares.  MergerSub may, in its sole and absolute discretion, increase the price per Company Common Share payable in the Offer without the consent of the Company. The initial expiration date of the Offer shall be the twentieth business day (as such term is defined in Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (determined using Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act).  MergerSub expressly reserves the right to waive any condition to the Offer (provided that any waiver of the Minimum Tender Condition shall require the prior written consent of the Company) or modify the terms of the Offer, subject to compliance with the Exchange Act and the first sentence of this subsection (b); provided that all such modifications to the terms of the Offer (other than a modification to increase the Offer Price or to waive a condition to the Offer) shall not, in the aggregate, reasonably be expected to delay the Acceptance Date by more than ten Business Days after the first public dissemination of notice of any such modification.  Except as expressly provided in this subsection (b), MergerSub shall not extend the Offer if all of the conditions of the Offer are satisfied or waived and it is permitted under applicable Law to accept for payment and pay for tendered shares.  Notwithstanding the foregoing, MergerSub shall extend the Offer at any time, and from time to time: (1) if at the then-scheduled expiration date of the Offer any of the Tender Offer Conditions shall not have been satisfied or waived, until such time as such conditions are satisfied or waived; provided that any extension shall be in increments of not more than three Business Days (unless a longer period of time is agreed to by the Company in writing, such agreement not to be unreasonably withheld); (2) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer; or (3) if all of the Tender Offer Conditions are satisfied or waived, and Company Common Shares have been accepted for payment, but the number of Company Common Shares acquired by MergerSub (together with other Company Common Shares owned of record by the Buyer Parties or any of their Affiliates) represent less than 90% of the votes entitled to be cast by the holders of the then outstanding number of Company Common Shares and Company Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Company Common Shares in accordance with the terms of the Company Series D Preferred Shares), voting together as a class, for an aggregate period of not more than ten Business Days (for all such extensions pursuant to this clause (3)) as a “subsequent offering period” (the “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act.  Nothing contained in this paragraph shall affect any termination rights in Article IX.  Subject to the terms of the Offer and this Agreement and the satisfaction of all the Tender Offer Conditions as of any date on which the Offer is scheduled to expire, MergerSub will accept for payment and pay for all Company Common Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after such date.

Section 2.02                                                                                Company Actions.

(a)           The Company shall, after affording Parent a reasonable opportunity to review and comment thereon, file with the SEC and mail to the holders of Company Common Shares, as promptly as practicable on or after the date of the filing by Parent and MergerSub of the Offer Documents, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) reflecting the recommendation of the Company Board that holders of Company Common Shares tender their Company Common Shares pursuant to the Offer and shall disseminate the Schedule 14D-9 and the Offer Documents to the stockholders of the Company as required by Rule 14d-9 promulgated under the Exchange Act.  The Schedule 14D-9 will set forth, and the Company hereby represents, that the Company Board, at a meeting duly called and held at which a quorum was present throughout, has (i) determined that each of the Offer and the Merger is advisable and in the best interests of the Company and its stockholders, (ii) approved the Offer and this Agreement in accordance with the MGCL, (iii) recommended acceptance of the Offer and that holders of Company Common Shares tender their shares in the Offer (the “Offer Recommendation”) and approve the Merger by the Company’s stockholders if such approval is required by applicable Law (the “Merger Recommendation”), and (iv) provided that the representations in Section 5.08 are accurate and continue to be accurate through the Acceptance Date, and subject to the Company’s continued qualification as a REIT, taken all appropriate and necessary actions to cause the acquisition of Company Common Shares by the Parent and MergerSub in connection with the Offer to comply with or be exempted from any provision contained in the Company Charter (other than the provisions in Sections 2(c) and 2(d) of Article VII of the Company Charter), Company Bylaws or in the comparable organizational document of any Company Subsidiary that would otherwise prohibit, hinder or delay such transactions and render any and all limitations on ownership of Company Common Shares as set forth in the Company Charter (other than the provisions in Sections 2(c) and 2(d) of Article VII of the Company Charter), including the Ownership Limit set forth in Article VII of the Company Charter, inapplicable to the acquisition of Company Common Shares by Parent and MergerSub in connection with the Offer; provided, however, that the Company may make a Company Adverse Recommendation Change (as hereinafter defined) only prior to the acceptance for payment of Company Common Shares pursuant to the Offer, and in any case only to the extent permitted by Section 7.04(d) (and then only after compliance with Section 7.04(c)).  The Company hereby consents to the Offer and to the inclusion in the Offer Documents of the Offer Recommendation and the Merger Recommendation (provided, that if there has been a Company Adverse Recommendation Change, such change shall be reflected in the Offer Documents or amendments thereto).  The Company agrees reasonably promptly to correct the Schedule 14D-9 if and to the extent that it shall become false or misleading in any material respect (and Parent, with respect to written information supplied by it specifically for use in the Schedule 14D-9, shall promptly notify the Company of any required corrections of such information and cooperate with the Company with respect to correcting such information) and to supplement the information contained in the Schedule 14D-9 to include any information that shall become necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company shall use reasonable best efforts to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Company’s stockholders to the extent required by applicable Federal securities laws.  The Company shall provide MergerSub (in writing, if written), and consult with MergerSub prior to responding to, any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 as promptly as practicable after receipt of such comments.

(b)           In connection with the Offer, the Company will promptly furnish MergerSub with mailing labels, security position listings, non-objecting beneficial owner lists and any available listing or computer list containing the names and addresses of the record holders of the Company Common Shares as of the most recent practicable date and shall furnish MergerSub with such additional available information (including updated lists of holders of Company Common Shares and their addresses, mailing labels and lists of security positions and non-objecting beneficial owner lists) and such other assistance as the MergerSub or its agents may reasonably request in communicating the Offer to the Company’s record and beneficial stockholders.  Subject to the requirements of applicable Laws, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent, MergerSub and their Affiliates, associates, agents and advisors, shall keep such information confidential and use the information contained in any such labels, listings and files only in connection with the Offer and the Merger and, should the Offer terminate or if this Agreement shall be terminated, Parent will, upon Company’s written request, deliver to the Company or destroy (and provide a certification of an officer of Parent certifying to such destruction) all copies of such information then in their possession.

Section 2.03                                                                                Directors.

(a)           Subject to compliance with applicable Laws, promptly upon the payment by Parent for Company Common Shares pursuant to the Offer and from time to time thereafter Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Company Common Shares beneficially owned by Parent and its controlled Subsidiaries bears to the total number of Company Common Shares then outstanding (including Company Common Shares that are accepted for payment, but excluding any shares held by the Company or any of its Subsidiaries), and the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent’s designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that Parent shall be entitled to designate at least a majority of the directors on the Company Board (as long as Parent and its controlled Subsidiaries beneficially own a majority of the outstanding Company Common Shares, which for these purposes shall exclude any Company Common Shares held by the Company or any of its Subsidiaries); and provided, further, that prior to the Effective Time, the Company Board shall always have at least two members who are (1) not officers, directors, employees or designees of Parent or any of its Affiliates (“Purchaser Insiders”) or officers or directors of Affiliates of the Company (other than by reason of being directors of the Company) or officers or directors of any joint venture partner or participant (other than the Company) or its Affiliates (“Interested Persons”), (2) members of the Company Board as of the date hereof, and (3) reasonably satisfactory to Parent.  If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate a Person to fill such vacancy who is not a Purchaser Insider or Interested Person and who shall be a director not deemed to be a Purchaser Insider or Interested Person for all purposes of this Agreement; provided that if the number of directors who are not Purchaser Insiders is reduced to zero prior to the Effective Time, a majority of the members of the Company Board at the time of the execution of this Agreement shall be entitled to designate two Persons to fill such vacancies who are not Purchaser Insiders or Interested Persons and who are reasonably satisfactory to Parent and who shall be directors not deemed to be Purchaser Insiders for all purposes of this Agreement.

(b)           The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14-f thereunder. The Company shall promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations under this Section 2.03 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under such Section and Rule in order to fulfill its obligations under this Section 2.03.  Parent will supply to Company any information with respect to itself and its officers, directors and Affiliates required by such Section and Rule.

(c)           Following the election or appointment of Parent’s designees pursuant to this Section 2.03 and prior to the Effective Time, any amendment or termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent, the waiver of any of the Company’s rights hereunder, or the taking of any other action by the Company in connection with this Agreement or the transactions contemplated hereby required to be taken by the Company Board will require the concurrence of the two directors of Company then in office who are not Purchaser Insiders if such amendment, termination, extension or waiver would or could reasonably be expected to have an adverse effect on the stockholders of the Company other than Parent and its Affiliates. The directors of the Company who are not Purchaser Insiders shall have the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company as determined appropriate by such directors and shall have the authority to institute any action on behalf of the Company to enforce the performance of this Agreement.

Section 2.04                                                                                Top-Up Option.

(a)           Subject to Section 2.04(b) and Section 2.04(c) hereof, the Company grants to MergerSub an irrevocable option (the “Top-Up Option”), for so long as this Agreement has not been terminated pursuant to the provisions of Article IX, to purchase from the Company at a price per share equal to the Offer Price the number of authorized and unissued Company Common Shares equal to the number of Company Common Shares that, when added to the number of Company Common Shares owned by the Buyer Parties and their Affiliates at the time of exercise of the Top-Up Option or the taking of any action under Section 3-106 of the MGCL as contemplated by Section 7.02 (whichever is greater), constitutes one (1) Company Common Share more than 90% of the votes entitled to be cast by the holders of the then outstanding number of Company Common Shares and Company Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Company Common Shares in accordance with the terms of the Company Series D Preferred Shares), voting together as a class, on a fully diluted basis (which assumes the exercise of all in-the-money options for Company Common Shares vested and exercisable as of the Acceptance Date and 60 days thereafter, at the time of the expiration of the Offer), that would be outstanding immediately after the issuance of all Company Common Shares subject to the Top-Up Option (such Company Common Shares subject to the Top-Up Option, the “Top-Up Shares”).

(b)           The Top-Up Option may be exercised by MergerSub, in whole or in part, only once, at any time during the 10 Business Day period following the Acceptance Date, or if the Subsequent Offering Period is made available, during the 10 Business Day period following the expiration date of the Subsequent Offering Period and only if Parent and MergerSub collectively shall own Company Common Shares as of such time entitled to cast less than 90%

of the votes entitled to be cast by the holders of the then outstanding number of Company Common Shares and Company Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Company Common Shares in accordance with the terms of the Company Series D Preferred Shares), voting together as a class, on a fully diluted basis (which assumes the exercise of all in-the-money options for Company Common Shares vested and exercisable as of the Acceptance Date and 60 days thereafter, at the time of the expiration of the Offer); provided, however, that notwithstanding anything in this Agreement to the contrary (i) the Top-Up Option shall not be exercisable if (A) the number of Company Common Shares issuable upon exercise of such Top-Up Option would exceed the number of authorized but unissued Company Common Shares or (B) if any provision of applicable Laws or any judgment, injunction, order or decree of any Governmental Authority would prohibit, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any Governmental Authority or the Company’s stockholders in connection with the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise, which action, consent, approval, authorization or permit, action, filing or notification has not theretofore been obtained or made, as applicable.  The aggregate purchase price payable for the Company Common Shares being purchased by MergerSub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price and shall be paid in cash.

(c)           In the event MergerSub wishes to exercise the Top-Up Option, MergerSub shall deliver to the Company a notice (the “Top-Up Notice”) setting forth (i) the number of Top-Up Shares that MergerSub intends to purchase pursuant to the Top-Up Option, (ii) the manner in which MergerSub intends to pay the applicable exercise price and (iii) the place and time at which the closing of the purchase of such Top-Up Shares by MergerSub is to take place.  The Top-Up Notice shall also include an undertaking signed by Parent and MergerSub that, as promptly as practicable following such exercise of the Top-Up Option, MergerSub intends to (and MergerSub shall, as promptly as practicable after such exercise) consummate the Merger in accordance with the MGCL as contemplated by Section 7.02.  At the closing of the purchase of the Top-Up Shares, Parent and MergerSub shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Shares, and the Company shall cause to be issued to MergerSub, a certificate representing the Top-Up Shares.  The parties hereto agree to use their reasonable best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 10.02, and if not so consummated on such day, as promptly thereafter as possible.  The parties further agree to use their reasonable best efforts to cause the Merger to be consummated in accordance with the MGCL as contemplated by Section 7.02 as close in time as possible to (including, to the extent possible, on the same day as) the issuance of the Top-Up Shares.

Parent and MergerSub understand that the Top-Up Shares will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering.  MergerSub represents, warrants and agrees that the

Top-Up Option is being, and the Top-Up Shares will be, acquired by MergerSub for the purpose of investment and not with a view to or for resale in connection with any distribution thereof within the meaning of the Securities Act.  Any certificates representing Top-Up Shares may include any legends required by applicable securities laws.

Section 2.05                                                                                Mergers.

(a)           Subject to the terms and conditions of this Agreement, and in accordance with the MGCL, at the Effective Time, MergerSub and the Company shall consummate the Merger pursuant to which (i) MergerSub shall be merged with and into the Company and the separate existence of MergerSub shall thereupon cease and (ii) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).  The Merger shall have the effects specified in the MGCL.

(b)           Subject to the terms and conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the DownREIT Merger Effective Time, Super REIT MergerSub and DownREIT Partnership shall consummate the DownREIT Merger pursuant to which (i) Super REIT MergerSub shall be merged with and into DownREIT Partnership and the separate existence of Super REIT MergerSub shall thereupon cease, and (ii) the DownREIT Partnership shall be the surviving limited partnership in the DownREIT Merger (the “Surviving Partnership”).  The DownREIT Merger shall have the effects specified in Section 17-211 of the DRULPA.  The sole general partner of the Surviving Partnership shall be DRP Trust.

Section 2.06                        Tax Characterization.  Parent, MergerSub and the Company intend that, for U.S. federal and state income tax purposes, (i) the Offer and the Merger shall, in the case of each holder of Company Common Shares that receives the Offer Price or the Company Common Shares Cash Merger Consideration in exchange for such holder’s Company Common Shares, be treated as a taxable purchase of Company Common Shares, and (ii) the Liquidation shall be treated as a distribution of all of the assets of the Company in complete liquidation of the Company described in Sections 331, 336 and 562 of the Code.

Section 2.07                                                                                Organizational Documents.

(a)           The Company Charter, as in effect immediately prior to the Effective Time, shall be the charter of Surviving Corporation until thereafter amended as provided therein or by law.  The Company Bylaws, as in effect immediately prior to the Effective Time, shall be the by-laws of Surviving Corporation until thereafter amended as provided therein, in the charter of Surviving Corporation or by law.

(b)           At the DownREIT Merger Effective Time, the DownREIT Partnership Agreement shall be amended to the extent required to implement the terms provided in Exhibit D with respect to the Class A Preferred Units (as so amended, the “Amended DownREIT

Partnership Agreement”).  From and after the DownREIT Merger Effective Time, the certificate of limited partnership of the DownREIT Partnership, as in effect immediately prior to the DownREIT Merger Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided by law.  From and after the DownREIT Merger Effective Time, the Amended DownREIT Partnership Agreement shall be the partnership agreement of the Surviving Partnership until thereafter amended as provided therein or by law.

Section 2.08                                                                                Effective Times.

(a)           At the Closing, MergerSub and the Company shall duly execute and file articles of merger in a form that complies with the MGCL (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in accordance with the MGCL.  The Merger shall become effective upon such time as the Articles of Merger have been accepted for record by the SDAT, or such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with the MGCL as the effective time of the Merger but not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT (the “Effective Time”).

(b)           At the DownREIT Merger Closing, the DownREIT Partnership shall file a certificate of merger in a form that complies with the DRULPA (the “DownREIT Merger Certificate”) with the Secretary of State of the State of Delaware (the “DSOS”), executed in accordance with the applicable provisions of the DRULPA and the DLLCA and shall make all other filings or recordings required under the DRULPA and the DLLCA to effect the DownREIT Merger.  The DownREIT Merger shall become effective upon such time as the DownREIT Merger Certificate has been filed with the DSOS, or such later time which the parties hereto shall have agreed upon and designated in such filing in accordance with the DRULPA and the DLLCA as the effective time of the DownREIT Merger (the “DownREIT Merger Effective Time”).

Section 2.09                                                                                Closings.

(a)           The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the second (2nd) Business Day) after all of the conditions set forth in Article VIII (other than conditions which by their terms are required to be satisfied or waived at the Closing) shall have been satisfied or waived by the party entitled to the benefit of the same, and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”).  The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, or at such other place as agreed to by the parties hereto.

(b)           The closing of the DownREIT Merger (the “DownREIT Merger Closing”) shall occur as promptly as practicable after all of the conditions set forth in Article VIII (other than conditions which by their terms are required to be satisfied or waived at the DownREIT Merger Closing) shall have been satisfied or waived by the party entitled to the benefit of the same, or shall take place at such other time and date to be specified by the parties (the “DownREIT Merger Closing Date”).  The DownREIT Merger Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, or at such other place as agreed to by the parties hereto.

Section 2.10                        Directors and Officers of Surviving Corporation.  The directors and officers of MergerSub immediately prior to the Effective Time, shall be the initial directors and officers, respectively, of Surviving Corporation, each to hold office in accordance with the terms of the charter and bylaws of Surviving Corporation.

Section 2.11                                                                                Further Assurances.

(a)           If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either MergerSub or the Company, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the MergerSub and the Company, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either MergerSub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of MergerSub or the Company and otherwise to carry out the purposes of this Agreement.

(b)           If at any time after the DownREIT Partnership Effective Time the Surviving Partnership shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Partnership its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either Super REIT MergerSub or the DownREIT Partnership, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Partnership and its proper officers or their designees shall be authorized to execute and deliver, in the name and on behalf of either of  Super REIT MergerSub or the DownREIT Partnership, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Super REIT MergerSub or the DownREIT Partnership, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Partnership’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Super REIT MergerSub or the DownREIT Partnership and otherwise to carry out the purposes of this Agreement.

Section 2.12                          Dissolution and Liquidation of the Surviving Corporation.  The Company shall reasonably cooperate with the Buyer Entities to deliver or caused to be delivered as soon as practicable after the date of this Agreement written notice of its election to liquidate, subject to the closing of the Mergers (the “Liquidation”), to the holders of its Company Series E Preferred Shares and, if so requested by the Buyer Entities, the holders of its Company Series D Preferred Shares, stating the date and place of payment of the amount distributable to the holders of the Company Series D Preferred Shares and Company Series E Preferred Shares in accordance with their respective terms, which notice will be delivered prior to the payment date stated in the notice (the “Liquidation Payment Date”) in accordance with the terms of the Company Series D Preferred Shares and Company Series E Preferred Shares.  Unless prohibited or not permitted by MGCL, the Company shall obtain the Company Board’s approval for the Liquidation prior to the Effective Time.  On the Liquidation Payment Date, the holders of the Company Series D Preferred Shares and Company Series E Preferred Shares will receive liquidating distributions from the Surviving Corporation equal to the full amounts payable to them upon a liquidation of the Surviving Corporation in accordance with their respective terms (in the aggregate, the “Preferred Liquidating Payment Amount”).  Thereafter, the Surviving Corporation will undertake dissolution in accordance with the provisions of Subtitle 4 of Title 3 of the MGCL and will file articles of dissolution as required by the MGCL.  Parent agrees to assume and discharge in accordance with their terms all of the liabilities and obligations of the Surviving Corporation effective on such Liquidation.  The Liquidation shall be contingent upon the closing of the Mergers and any notice thereof shall so reflect.  In the event that the Mergers are not consummated, the Liquidation and any notice thereof shall be null and void and the Company will not be obligated to proceed with the Liquidation.

Section 2.13                          Termination of DRIP.  The Company shall suspend purchases under Company’s 2000 Dividend Reinvestment and Share Purchase Plan (the “DRIP”), effective as of the date of this Agreement, and ensure that no purchase or other rights under the DRIP enable the purchaser or holder of such rights to acquire any interest in the Surviving Corporation, Parent or any of its Subsidiaries, including MergerSub, as a result of such purchase or the exercise of such rights at or after such date.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.01                          Effects on Shares.  As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of Company Common Shares or holders of any shares of stock of MergerSub (other than the requisite approval of the Merger by the stockholders of the Company):

(a)           Each Company Common Share that is owned by the Company or any Subsidiary of the Company or by MergerSub shall, immediately prior to the Effective Time, automatically be cancelled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b)           Each Company Common Share issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.01(a)) shall automatically be converted into, and canceled in exchange for, the right to receive an amount in cash to be paid by Surviving Corporation equal to the Offer Price (the “Company Common Share Cash Merger Consideration”).  At any time prior to the date of the Company Stockholder Meeting, Parent may, in its sole and absolute discretion, increase the Company Common Share Cash Merger Consideration without the consent of the Company.

(c)           Each (i) Company Series D Preferred Share issued and outstanding immediately prior to the Effective Time shall remain outstanding immediately after the Effective Time as one share of 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, par value $0.01 per share, of the Surviving Corporation (until the same are liquidated in accordance with Section 2.12) and (ii) Company Series E Preferred Share issued and outstanding immediately prior to the Effective Time shall remain outstanding immediately after the Effective Time as one share of 7.625% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Surviving Corporation  (until the same are liquidated in accordance with Section 2.12).

(d)           Immediately prior to the Effective Time, each incentive stock option and nonqualified option to purchase Company Common Shares (“Company Share Options”) under any employee or director share option or compensation plan, agreement or arrangement of the Company, including the Company’s 2003 Stock Incentive Plan, as amended (“Company Option Plans”), shall become fully vested and exercisable (whether or not then vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof or the terms of any other agreement regarding the vesting, delivery or payment thereof).  The Company shall take all necessary and appropriate actions so that, at the Effective Time, each Company Share Option not theretofore exercised shall be canceled in exchange for the right to receive a single lump sum cash payment, less any applicable withholding taxes, equal to the product of (i) the number of Company Common Shares subject to such Company Share Option immediately prior to the Effective Time (whether or not then vested or subject to any performance condition that has not been satisfied, and regardless of the exercise price thereof or the terms of any other agreement regarding the vesting, delivery or payment thereof), and (ii) the excess, if any, of the Company Common Share Cash Merger Consideration over the exercise price per share of such Company Share Option (the “Option Merger Consideration”).  If the exercise price per share of any such Company Share Option is equal to or greater than the Company Common Share Cash Merger Consideration, the Company shall take all necessary and appropriate actions so that such Company Share Option shall be canceled at the Effective Time without any cash payment being made in respect thereof.  For the avoidance of doubt, incentive stock options and nonqualified options granted on February 27, 2007 are included in the Company Share Options covered by this Section 3.01(d).

(e)           The Buyer Parties acknowledge that, whether or not subject to any performance condition that has not been satisfied, and regardless of any other agreement regarding the vesting, delivery or payment thereof, all outstanding restricted share awards (“Company Restricted Shares”) granted pursuant to the Company’s 2003 Stock Incentive Plan, as amended (the “Incentive Plan”), shall automatically become fully vested and free of any forfeiture restrictions immediately prior to the Effective Time, and each Company Restricted Share shall be considered an outstanding Company Common Share for all purposes of this Agreement, including the right to receive the Company Common Share Cash Merger Consideration.  For the avoidance of doubt, any restricted share awards (including any performance-based restricted share award) granted on February 27, 2007 are included in the Company Restricted Shares covered by this Section 3.01(e).

(f)            The Buyer Parties acknowledge that, whether or not subject to any performance condition that has not been satisfied, and regardless of any other agreement regarding the vesting, delivery or payment thereof, all deferred share units granted under the Incentive Plan and accounted for under the Company’s Deferred Compensation Plan (“Company Share Rights”) shall automatically become fully vested and free of any forfeiture restrictions immediately prior to the Effective Time, and each Company Share Right shall be considered an outstanding Company Common Share for all purposes of this Agreement, including the right to receive the Company Common Share Cash Merger Consideration.

(g)           Each share of the stock of MergerSub issued and outstanding immediately prior to the Effective Time shall be converted into one duly authorized, validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding common stock of Surviving Corporation.

Section 3.02                                                                                Effect on Units of Partnership Interest.

(a)           At the DownREIT Merger Effective Time, by virtue of the DownREIT Merger and without any action on the part of the holder of any interest in Super REIT MergerSub or DownREIT Partnership, each Existing Unit issued and outstanding immediately prior to the DownREIT Merger Effective Time (other than any Existing Units held by the Company or any of its Subsidiaries, which Existing Units shall remain outstanding and unchanged as units of limited partner interest in the Surviving Partnership), subject to the terms and conditions set forth herein, shall be converted, without any action on the part of the holder, into the right to receive one fully-paid Class A Preferred Unit, without interest, of the Surviving Partnership (the “Existing Unit Preferred Consideration”); provided, however, that in lieu of the

Existing Unit Preferred Consideration, if but only if the holder of such Existing Unit has effectively made and not revoked a valid election pursuant to Section 3.02(c) to receive, in exchange for each issued and outstanding Existing Unit held by such holder, a cash amount equal to the amount such holder would have received if it had redeemed all of its Existing Units immediately prior to the Acceptance Date for Company Common Shares pursuant to the terms of the DownREIT Partnership Agreement in effect immediately prior to the DownREIT Merger Effective Time, or such earlier time as may be specified in such Election Form, and tendered such Company Common Shares in the Offer (the “Existing Unit Cash Consideration” and together with the Existing Unit Preferred Consideration, the “Existing Unit Consideration”).

(b)           At the DownREIT Merger Effective Time, the general partner interest of the DownREIT Partnership shall remain outstanding and unchanged as a general partner interest in the Surviving Partnership, entitling the holder thereof to such rights, duties and obligations as are more fully set forth in the Amended DownREIT Partnership Agreement.

(c)           Each holder of Existing Units of the DownREIT Partnership shall be afforded the opportunity to make an unconditional election to elect to receive the Existing Unit Cash Consideration, effective immediately prior to the DownREIT Merger Effective Time (an “Election”) as follows:

(i)            The Company shall prepare and deliver to the DownREIT Partnership, as promptly as practicable following the date of this Agreement, and the DownREIT Partnership shall mail to the holders of Existing Units, a form of election, which form shall be subject to the reasonable approval of Parent (the “Election Form”).  The Election Form shall set forth the procedures, reasonably acceptable to Parent and the Company, for holders of Existing Units to make an election to exercise the right to receive Existing Unit Cash Consideration, including the deadline for making Elections and the procedures (if any) for revoking an Election.

(ii)           Whenever any event occurs which is required to be set forth in an amendment or supplement to the Election Form, (i) Parent or the Company, as the case may be, shall promptly inform the other of such occurrence, and (ii) Parent and the Company shall, in cooperation with each other, prepare any such amendment or supplement to the Election Form, in form and substance reasonably satisfactory to Parent, the indication of such satisfaction not to be unreasonably withheld or delayed.

(iii)          The Buyer Parties agree to reasonably cooperate with the Company in preparing any disclosure statement or other disclosure information to accompany the Election Form, including information applicable to an offering of securities exempt from registration under the Securities Act.

(iv)          The respective obligations of the Company, Parent and Super REIT MergerSub to consummate the DownREIT Merger shall be conditioned upon, and shall be subject to, the closing of the Offer as provided in this Agreement.

Section 3.03                                                                                Exchange of Certificates and Uncertificated Units; Paying Agent.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as Exchange and Paying Agent (the “Paying Agent”) for the payment or exchange, as applicable, in accordance with this Article III, of the Company Common Share Cash Merger Consideration, the Option Merger Consideration, the Existing Unit Consideration, the OPP Awards and the Preferred Liquidating Payment Amount (collectively, such cash being referred to as the “Exchange Fund”).  On or before the Effective Time, Parent shall (i) deposit with the Paying Agent the Company Common Share Cash Merger Consideration and the Option Merger Consideration for the benefit of the holders of Company Common Shares, Company Share Options, Company Restricted Shares and Company Share Rights, (ii) deposit with the Paying Agent the Preferred Liquidating Payment Amount for the benefit of the holders of Company Series D Preferred Shares and Company Series E Preferred Shares, and (iii) deposit with the Paying Agent the portion of the Existing Unit Consideration payable by it in respect of Existing Units (other than Continuing Units) pursuant to Section 3.02.  Parent shall cause the Paying Agent to make, and the Paying Agent shall make, payments of the Company Common Share Cash Merger Consideration, the Option Merger Consideration, Preferred Liquidating Payment Amount and the Existing Unit Consideration out of the Exchange Fund in accordance with this Agreement and the Articles of Merger.  The Exchange Fund shall not be used for any other purpose.  Any and all interest earned on cash deposited in the Exchange Fund shall be paid to Surviving Corporation.

(b)           Share Transfer Books; Existing Unit Transfer Books.  At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Shares or Company Restricted Shares.  From and after the Effective Time, persons who held Company Common Shares or Company Restricted Shares immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein.  On or after the Effective Time, any Certificates of the Company presented to the Paying Agent, Surviving Corporation or the transfer agent for any reason shall be exchanged for the Company Common Share Cash Merger Consideration with respect to the Company Common Shares formerly represented thereby.  From and after the DownREIT Merger Effective Time, there shall be no transfers on the transfer books of the DownREIT Partnership of Existing Units other than transfers of Continuing Units.  From and after the DownREIT Merger Effective Time, the holders of Existing Units outstanding immediately prior to the DownREIT Merger Effective Time shall cease to have rights with respect to such Existing Units, except as otherwise provided for herein.  In connection with the Liquidation, holders of Company Series D Preferred Shares and Company Series E Preferred Shares shall be paid the Preferred Liquidating Payment Amount on the Liquidation Payment Date.

(c)           Exchange Procedures for Certificates.  Promptly after the Effective Time (but in any event within five (5) Business Days), Surviving Corporation shall cause the Paying Agent to mail to each person who immediately prior to the Effective Time held Company Common Shares that were converted into the right to receive the Company Common Share Cash Merger Consideration pursuant to Section 3.01:  (i) a letter of transmittal (which shall specify that delivery of Certificates shall be effected, and risk of loss and title to the Certificates shall pass to the Paying Agent, only upon delivery of the Certificates to the Paying Agent, and which letter shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for use in effecting the surrender of the holder’s Certificates in exchange for the Company Common Share Cash Merger Consideration to which the holder thereof is entitled.  Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Surviving Corporation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall receive in exchange therefor the Company Common Share Cash Merger Consideration payable in respect of the Company Common Shares, previously represented by such Certificate pursuant to the provisions of this Article III, and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.03, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Company Common Share Cash Merger Consideration as contemplated by this Section 3.03.  No interest shall be paid or accrue on the Company Common Share Cash Merger Consideration.

(d)           Exchange Procedures for Existing Units.  Promptly after the DownREIT Merger Effective Time (but in any event within five (5) Business Days), Parent shall cause the Paying Agent to mail to each person who immediately prior to the DownREIT Merger Effective Time held Existing Units that were not represented by unit certificates (“Uncertificated Units”) and that were exchanged for the right to receive the Existing Unit Consideration pursuant to Section 3.02: (i) a letter of transmittal (which letter shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the exchange of the Uncertificated Units for the Existing Unit Consideration to which the holder thereof is entitled.  Upon delivery of such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Uncertificated Units shall receive in exchange therefor the Existing Unit Consideration payable in respect of the Existing Units previously held pursuant to the provisions of this Article III.  In the event of a transfer of ownership of Existing Units that is not registered in the transfer records of the DownREIT Partnership, payment may be made to a person other than the person in whose name such records indicate if Parent shall be presented with a proper form for such transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than indicated in such records or establish to the satisfaction of Parent that such tax has been paid or is not applicable.  Until the procedures set forth in this Section 3.03(d) have been satisfied, each Uncertificated Unit shall be deemed at any time after the Effective Time to represent only the right to receive the Existing Unit Consideration as contemplated by this Section 3.03(d) have been filed.  No interest shall be paid or accrue on the Existing Unit Consideration.

(e)           No Further Ownership Rights in Company Common Shares, Company Share Options or Existing Units Exchanged for Existing Unit Consideration.  At the Effective Time, holders of Company Common Shares shall cease to be, and shall have no rights as, stockholders of the Company other than the right to receive the Company Common Share Cash Merger Consideration provided under this Article III.  The Company Common Share Cash Merger Consideration paid upon the surrender for exchange of Certificates representing Company Common Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Company Common Shares exchanged theretofore and represented by such Certificates.  The Option Merger Consideration paid with respect to Company Share Options in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the canceled Company Share Options, and on and after the Effective Time the holder of a Company Share Option shall have no further rights with respect to any Company Share Option, other than the right to receive the Option Merger Consideration as provided in Section 3.01(d).  The Existing Unit Consideration paid with respect to Existing Units that are exchanged therefor in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to such Existing Units, and on and after the Effective Time the holder of any such Existing Unit shall have no further rights with respect to any Existing Unit, other than the right to receive the Existing Unit Consideration provided under this Article III.

(f)            Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Shares, Company Share Options, Company Restricted Shares, Company Share Rights or Existing Units which were exchanged for the right to receive the Existing Unit Consideration for twelve (12) months after the Effective Time shall be delivered to Surviving Corporation or Parent, as applicable, and any holders of Company Common Shares, Company Share Options, Company Restricted Shares, Company Share Rights or Existing Units prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to Surviving Corporation or Parent for payment of the Company Common Share Cash Merger Consideration, the Option Merger Consideration or the Existing Unit Consideration, as applicable.

(g)           No Liability.  None of Parent, MergerSub, Super REIT MergerSub, Surviving Corporation, Surviving Partnership, the Company or the Paying Agent, or any

employee, officer, director, stockholder, partner, member, agent or Affiliate thereof, shall be liable to any person in respect of the Company Common Share Cash Merger Consideration, Option Merger Consideration or the Existing Unit Consideration, if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)           Investment of Exchange Fund.  The Paying Agent shall invest the cash included in the Exchange Fund, as directed by Surviving Corporation or Parent, on a daily basis.  Any net profit resulting from, or interest or income produced by, such investments shall be placed in the Exchange Fund.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Company Common Share Cash Merger Consideration, Option Merger Consideration or the Existing Unit Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make all such payments in full.

(i)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Surviving Corporation or the Paying Agent, the posting by such person of a bond in such amount as Surviving Corporation or the Paying Agent reasonably may direct, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Company Common Share Cash Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 3.04                        Effect on Out-Performance Plan.  The conditions for maximum payment of the out-performance awards under the Company’s 2006 Long-Term Out-Performance Compensation Plan and one or more employment agreements (the “OPP Awards”) shall be deemed to be satisfied as of the Effective Time.  Accordingly, on or before the Effective Time, Parent shall deposit with the Paying Agent the aggregate amount set forth in Section 3.04 of the Disclosure Schedule, which at the Effective Time shall be paid to the individuals set forth in Section 3.04 of the Disclosure Schedule in the amounts set forth in such schedule.  The payments described in this Section 3.04 shall be in full satisfaction of the Company’s and the Parent’s obligations in respect of the OPP Awards.

Section 3.05                        Withholding Rights.  MergerSub, Surviving Corporation, Super REIT MergerSub, Surviving Partnership or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration or distribution otherwise payable pursuant to this Agreement to any holder of Company Common Shares, Company Share Options, Company Series D Preferred Shares, Company Series E Preferred Shares or Existing Units such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law.  To the extent that amounts are so withheld by MergerSub, Surviving Corporation, Super REIT MergerSub, Surviving Partnership or the Paying Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares, Company Share Options, Company Series D Preferred Shares, Company Series E Preferred Shares or Existing Units in respect of which such deduction and withholding was made by MergerSub, Surviving Corporation, Super REIT MergerSub, Surviving Partnership or the Paying Agent, as applicable.

Section 3.06                        Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except as set forth in the Disclosure Schedule, the Company Parties hereby jointly and severally represent and warrant to the Buyer Parties as follows:

Section 4.01                                                                                Organization and Qualification; Subsidiaries; Authority.

(a)           Each Company Party is a corporation or limited partnership duly organized, validly existing and in good standing under the laws of the State of Maryland or the State of Delaware, as applicable. Each Company Party is duly qualified or licensed to do business as a foreign corporation or limited partnership and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Party has all requisite corporate or partnership power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(b)           Each of the Subsidiaries, together with the jurisdiction of organization of each Subsidiary and the percentage of the outstanding equity of each Subsidiary owned by the Company and each other Subsidiary of the Company, is set forth on Section 4.01(b) of the Disclosure Schedule.  Section 4.01(b) of the Disclosure Schedule also sets forth, as of the date of this Agreement, the name of each Person (other than the Company or a Subsidiary) that holds an equity interest in any Subsidiary, and the type and amount of equity interest held by each such Person.  Except as set forth in Section 4.01(b) and 4.01(c) of the Disclosure Schedule and other than the Company’s direct and indirect interests in Galileo America, the Company does not own, directly or indirectly, any shares of stock of, or other equity interest in, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.  Each Subsidiary is a corporation, partnership, limited liability company, trust or other business association or entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated, organized, validly existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Each of the Subsidiaries has the requisite corporate, limited partnership, limited liability company or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.  Each of the Subsidiaries is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the conduct or nature of its business makes such qualification or licensing necessary, except for jurisdictions in which the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           A correct and complete list of entities that are not Subsidiaries and in which the Company or any Subsidiary has a direct or indirect interest other than Galileo America (the “JV Entities”), together with the jurisdiction of organization of each JV Entity, the names of the other members and partners in each JV Entity and the respective percentage interests of each such member or partner in each JV Entity, as of the date of this Agreement, is set forth in Section 4.01(c) of the Disclosure Schedule.  All of the Company’s interests in the JV Entities are owned, directly or indirectly, by the Company or by one or more of its Subsidiaries, in each case free and clear of all Liens, except as set forth in the organizational documents of the JV Entities or in Section 4.01(c) of the Disclosure Schedule.

(d)           Except as set forth on Section 4.01(c) and Section 4.01(d) of the Disclosure Schedule, all outstanding shares of stock of each of the Subsidiaries owned directly or indirectly by the Company that is a corporation (i) have been duly authorized, (ii) are validly issued, fully paid and non-assessable, (iii) are not subject to any preemptive rights purchase option, call option, right of first refusal, subscription agreement, or any other similar right (“Preemptive Rights”) and (iv) are owned by the Company and/or another Subsidiary free and clear of all Liens other than Liens specified in the organization documents of the Subsidiaries and are not subject to any option or right to purchase any such shares of stock.  Except as set forth on Section 4.01(d) of the Disclosure Schedule, all equity interests in each Subsidiary that is a partnership, limited liability company, trust or other entity (i) have been duly authorized, (ii) are validly issued, (iii) are owned by the Company and/or another Subsidiary free and clear of all Liens other than Liens specified in the organization documents of the Subsidiaries and (iv) are not subject to any Preemptive Rights or any option or right to purchase any such equity interest.

Section 4.02                        Organizational Documents.  The Company has previously provided or made available complete copies of the Company Charter and the Company Bylaws, the DownREIT Partnership Agreement and the certificate of limited partnership of the DownREIT Partnership (and in each case, all amendments thereto) and all such documents, as well as each Subsidiary’s charter, bylaws or other organizational documents, are in full force and effect and no dissolution, revocation or forfeiture proceedings regarding the Company or the

DownREIT Partnership have been commenced.  Neither the Company nor the DownREIT Partnership is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of the Company Charter or Company Bylaws, the DownREIT Partnership Agreement or the certificate of limited partnership of the DownREIT Partnership, respectively.

Section 4.03                                                                                Capitalization.

(a)           The authorized shares of stock of the Company consist of 250,000,000 Company Common Shares, of which, as of February 27, 2007, 103,610,637 were issued and outstanding, and 25,000,000 shares of preferred stock, par value $0.01 per share, of the Company, of which (i) 100,000 shares have been designated as Series C Junior Participating Preferred Shares, par value $0.01 per share, of which, as of the date hereof, none were issued and outstanding, (ii) 150,000 shares have been designated as 7.80% Series D Cumulative Voting Step-Up Premium Rate Preferred Stock, par value $0.01 per share (the “Company Series D Preferred Shares”), of which, as of the date hereof, 150,000 were issued and outstanding, and (iii) 805,000 shares have been designated as 7.625% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Company Series E Preferred Shares”), of which, as of the date hereof, 800,000 were issued and outstanding.  As of February 26, 2007, (i) $200 million of the Company’s 3.70% Convertible Senior Notes Due 2026 (the “2006 Convertible Notes”) were outstanding and convertible into cash and, at the option of the Company, Company Common Shares in accordance with the First Supplemental Indenture, dated as of September 19, 2006, between the Company and U.S. Bank Trust National Association (the “Supplemental Indenture”) to the Indenture, dated as of January 30, 2004, between the Company and U.S. Bank Trust National Association (the “Indenture”), and (ii) $115 million of the Company’s 3.75% Convertible Senior Notes due 2023 (the “2003 Convertible Notes” and, together with the 2006 Convertible Notes, the “Convertible Notes”) were outstanding and convertible into cash and, at the option of the Company, Company Common Shares in accordance with the Officer’s Certificate, dated May 19, 2003, delivered pursuant to the Indenture, dated as of February 3, 1999, between the Company and U.S. Bank Trust National Association (the “1999 Indenture”).  As of the date hereof, 6,909,875 Company Common Shares have been reserved for issuance pursuant to the Incentive Plan as listed in Section 4.03(a) of the Disclosure Schedule, subject to adjustment on the terms set forth in such Incentive Plan, and 4,814,292 Company Share Options, 263,393 Company Restricted Shares and 36,549 Company Share Rights were outstanding.  As of the date hereof, 3,396,057 Company Common Shares have been reserved for issuance upon the redemption of the common limited partnership interests in the DownREIT Partnership (the “Existing Units”, and, the holders of such Existing Units, “Existing Unit Holders”).  As of the date hereof, 10,710,120 Company Common Shares have been reserved for issuance upon the conversion of the Convertible Notes.  As of the date of this Agreement, the Company had no Company Common Shares, Company Series D Preferred Shares, Company Series E Preferred Shares or any other securities reserved for issuance or required to be reserved for issuance other than as described above.  Except as set forth in Section 4.03(a) of the Disclosure Schedule, all such issued and outstanding shares of the Company are, and all shares subject to issuance as specified above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive right under any provisions of the MGCL, the Company Charter or the Company Bylaws.

(b)           Except for the Company Share Options, Existing Units, Convertible Notes or as set forth in Section 4.03(b) of the Disclosure Schedule, there are no existing options, warrants, calls, subscription rights, exercisable, convertible or exchangeable securities or other rights, agreements or commitments (contingent or otherwise) that obligate the Company to issue, transfer or sell any Company Common Shares or any investment that is convertible into or exercisable or exchangeable for any such shares.  Section 4.03(b) of the Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of the Company Share Options, including the name of the Person to whom such Company Share Options have been granted, the number of shares subject to each Company Share Option, and the per share exercise price or purchase price for each Company Share Option.

(c)           Section 4.03(c) of the Disclosure Schedule sets forth a true, complete and correct list of the unvested Company Restricted Share and Company Share Rights awards as of the date of this Agreement, including the name of the Person to whom such Company Restricted Share awards have been granted for each such award.  Except as set forth in Section 4.03(c) of the Disclosure Schedule, the Company has not issued any share appreciation rights, dividend equivalent rights, performance awards, restricted stock unit awards or “phantom” shares.

(d)           Except as set forth in the Company Charter or Section 4.03(d) of the Disclosure Schedule, there are no agreements or understandings to which the Company is a party with respect to the voting of any securities of the Company or which restrict the transfer of any such shares, nor does the Company have knowledge of any third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of such shares.

(e)           Except as set forth in Section 4.03(e) of the Disclosure Schedule, the Company is under no obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of its securities under the Securities Act.

(f)            DRP Trust is the sole general partner of the DownREIT Partnership.  As of the date hereof, the Company directly and indirectly is entitled to receive approximately 99% of the cash distributions distributable by the DownREIT Partnership after distributions are made to the Existing Unit Holders.  Section 4.03(f) of the Disclosure Schedule sets forth a list of all Existing Unit Holders of the DownREIT Partnership as of the date of this Agreement that are not wholly-owned Subsidiaries, including the name of the Person holding each such unit, and the number and type (e.g., general, limited, etc.).  Except as set forth in the limited partnership agreement of the DownREIT Partnership Agreement (including any applicable partner schedules for the Existing Unit Holders) or Section 4.03(f) of the Disclosure Schedule, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments that obligate the DownREIT Partnership to issue, repurchase, redeem, transfer or sell any partnership interests of the DownREIT Partnership.  Except as set forth in Section 4.03(f) of the Disclosure Schedule, the partnership interests in the DownREIT Partnership that are owned by the Company and its Subsidiaries are subject only to the restrictions on transfer set forth in the DownREIT Partnership Agreement (including any applicable partner schedules for the Existing Unit Holders), and those imposed by applicable securities laws.

Section 4.04                                                                                Authority; Validity and Effect of Agreements.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement and all documents and agreements contemplated by this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.  Except for the approvals described in the following sentence, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of the Company.  No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than (i) the affirmative approval of the Merger by at least a majority of the votes entitled to be cast by holders of Company Common Shares and holders of Company Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Company Common Shares in accordance with the terms of the Company Series D Preferred Shares), voting together as a class (the “Company Stockholder Approval”) (unless the Merger is consummated pursuant to Section 7.02), and (ii) the filing and acceptance for record of appropriate merger documents as required by the MGCL.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and MergerSub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b)           The DownREIT Partnership has all necessary partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement, including the DownREIT Merger. The execution, delivery and performance by the DownREIT Partnership of this Agreement and the consummation by the DownREIT Partnership of the transactions contemplated by this Agreement, including the DownREIT Merger, have been duly and validly authorized by all necessary partnership action on behalf of each of the DownREIT Partnership, including by all necessary action of the DRP Trust as the general partner of the DownREIT Partnership, and no other partnership proceedings on the part any of them are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, including the DownREIT Merger, other than the filing of appropriate certificates of merger as required by the DRULPA.  Other than the approvals of the general partner of the DownREIT Partnership, which approval has obtained, no other vote or approval of the holders of any partnership interests or other equity interest of the DownREIT Partnership is necessary to approve the DownREIT Merger and the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by the DownREIT Partnership (and by DRP Trust on behalf of the DownREIT Partnership) and, assuming the due authorization, execution and delivery by each of the Buyer Parties, constitutes a legal, valid and binding obligation of the DownREIT Partnership, enforceable against the DownREIT Partnership in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 4.05                                                                                No Conflict; Required Filings and Consents.

(a)           Except as set forth in Section 4.05(a) of the Disclosure Schedule, subject to the receipt of the Company Stockholder Approval, the execution and delivery by the Company Parties of this Agreement and all documents and agreements contemplated by this Agreement, including the Offer and the Merger, do not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate (1) the Company Charter or the Company Bylaws or (2) the certificate of formation of the DownREIT Partnership or the DownREIT Partnership Agreement, as amended or supplemented, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 4.05 have been obtained and all filings and obligations described in subsection (b) of this Section 4.05 have been made, conflict with or violate any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary, is bound, or (iii) require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien or other encumbrance on any property or asset of the Company or any Subsidiary, pursuant to, any of the terms, conditions or provisions of any Permit, Company Lease or contract other than a Company Lease to which the Company or any Subsidiary is a party or by which it or any of its respective properties or assets may be bound, except, with respect to clauses (ii) and (iii), such triggering of payments, Liens, encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults which would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or (B) reasonably be expected to have a Company Material Adverse Effect.

(b)           The execution and delivery by the Company Parties of this Agreement does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except

(i) for (A) applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or “blue sky” laws (“Blue Sky Laws”), (B) filing with the SEC of (1) the Schedule 14D-9, and any amendment thereto, (2) a proxy statement or, if shares have been purchased pursuant to the Offer, an information statement (as defined in Rule 14c-1 under the Exchange Act) as amended or supplemented from time to time, (the “Proxy Statement”) and other written communications that may be deemed “soliciting materials” under Rule 14a-12 and (3) other documents otherwise required in connection with the transactions contemplated hereby, (C) any filings required under the rules and regulations of the New York Stock Exchange (the “NYSE”), (D) the filing of the Articles of Merger with, and the acceptance for record thereof by, the SDAT, (E) the filing of the DownREIT Merger Certificate with, and the acceptance for record thereof by, the DSOS, and (F) other filings as may be required in connection with state or local transfer taxes, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Offer, the Merger and the other transactions contemplated by this Agreement or (B) reasonably be expected to have a Company Material Adverse Effect.

(c)           As of the date hereof, the Company Board, at a meeting duly called and held at which all of the directors of the Company Board were present in person or by telephone in compliance with the applicable provisions of the MGCL, duly adopted resolutions (i) declaring that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable and in the best interest of the Company and its stockholders, (ii) adopting and approving this Agreement and the transactions contemplated hereby, including the Offer and the Merger, in accordance the requirements of the MGCL, (iii) subject to the terms and conditions set forth herein, recommending acceptance of the Offer and approval of the Merger by its stockholders, and (iv) taking all corporate action required to be taken by the Company Board to authorize and approve the consummation of the Offer and the Merger and the transactions contemplated hereby, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified as of the date hereof.  No further corporate action is required by the Company Board in order for the Company to approve this Agreement or the transactions contemplated hereby, including the Merger and the Offer.

(d)           The Company Board has duly and validly approved and taken all corporate action required to be taken by the Company Board to grant the Top-Up Option and to issue the Top-Up Shares upon the exercise thereof.  None of the grant of the Top-Up Option by the Company, the exercise thereof by MergerSub or the issuance of the Top-Up Shares to MergerSub in respect of such exercise, in each case, in accordance with Section 2.04, will conflict with, or result in a violation of breach of, any provision of applicable Laws or any judgment, injunction, order or decree of any Governmental Authority, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any Governmental Authority or the Company’s stockholders.

Section 4.06                                                                                Permits; Compliance with Laws.

(a)           Except as set forth in Section 4.06 of the Disclosure Schedule, the Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for them to own, lease and operate their properties or to carry on their business as it is now being conducted (collectively, the “Permits”), and all such Permits are valid and in full force and effect, except where the failure to obtain and maintain the Permits, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(b)           None of the Company or any Subsidiary is in conflict with, or in default, breach or violation of, (i) any Laws applicable to the Company or any Subsidiary, or by which any property or asset of the Company or any Subsidiary is bound or (ii) any Permit, except for any such conflicts, defaults, breaches or violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.07                                                                                SEC Filings; Financial Statements; No Unknown Liabilities.

(a)           The Company has filed or furnished all forms, reports, and other documents (including all exhibits) required to be filed or furnished by it with the SEC since January 1, 2004 (the “Company SEC Reports”).  The Company SEC Reports, each as amended prior to the date hereof, (i) have been prepared in accordance and compliance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, except where the failure to be prepared in accordance with or failure to comply with such requirements would not reasonably be expected to have a Company Material Adverse Effect, and (ii) did not, when filed as amended prior to the date hereof, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, the Company has no outstanding and unresolved comments from the SEC with respect to any of the Company SEC Reports.

(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports, each as amended prior to the date hereof, was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC and each fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year end adjustments).  Other than as disclosed in the SEC Reports, since January 1, 2007, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP.

(c)           Except (i) to the extent disclosed in the Company SEC Reports, each as amended prior to the date hereof, (ii) liabilities incurred on behalf of the Company or any Subsidiary in connection with this Agreement, and (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2006, none of the Company or its Subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of the Company or in the notes thereto, except for any such liabilities or obligations which would not, individually or in the aggregate, be reasonably expected to result in a Company Material Adverse Effect.

(d)           The Company is in compliance, and has complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

Section 4.08                                                                                Absence of Certain Changes or Events.

(a)           Except as disclosed in the Company SEC Reports or as set forth in Section 4.08 of the Disclosure Schedule, since December 31, 2006 through the date hereof, (a) the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b) there has not been an event, occurrence, effect or circumstance, individually or in the aggregate, that has resulted or would reasonably be expected to result in a Company Material Adverse Effect.

(b)           Since January 1, 2007 through the date of this Agreement, the Company has not done any of the following except as has been approved, as an employment compensation, severance or other employee benefit arrangement, by the Executive Compensation and Stock Option Committee of the Company Board (and, to the extent any of the following was so approved after the date of the first discussion of a possible tender offer by the Company with Parent, the Executive Compensation and Stock Option Committee of the Company Board was, at the time of each such approval, aware of the status of such potential tender offer): (i) any granting by the Company to any of its present or former directors or executive officers of any increase in compensation or benefits in any form; (ii) any granting to any present or former director or executive officer of the right to receive any severance or termination compensation or benefit; or (iii) any entry, renewal or extension by the Company of any employment, consulting, indemnification, termination, change of control, non-competition or severance agreement or arrangement with any present or former director or executive officer of the Company, or any amendment to or adoption of any Company Plan (the matters described in foregoing clauses (i), (ii) and (iii), collectively, “Compensation Actions”).

Section 4.09                        Absence of Litigation.  As of the date hereof, except (i) as listed in Section 4.09 of the Disclosure Schedule, (ii) as set forth in the Company SEC Reports, each as amended to the date hereof, filed prior to the date of this Agreement, or (iii) for suits, claims, Actions, proceedings or investigations arising from the ordinary course of operations of the Company and its Subsidiaries involving (A) eviction or collection matters or (B) personal injury or other tort litigation which are covered by insurance (subject to customary deductibles) or for which all material costs and liabilities arising therefrom are reimbursable pursuant to common area maintenance or similar agreements, there is no Action pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, (x) prevent or materially delay consummation of the Offer, the Mergers or the other transactions contemplated by this Agreement or (y) reasonably be expected to result in a Company Material Adverse Effect.  None of the Company or its Subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, reasonably be expected to result in liabilities or obligations, to the extent not covered by insurance, in excess of $25,000,000.

Section 4.10                                                                                Employee Benefit Plans.

(a)           Section 4.10(a) of the Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, equity or equity-based compensation, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, or other benefit plans, programs or arrangements, and all employment, severance, change in control, termination, consulting, or other contracts or agreements to which the Company or any ERISA Affiliate is a party, with respect to which the Company or any ERISA Affiliate has any obligation or which are maintained, contributed to or sponsored by the Company or any Subsidiary for the benefit of any current or former employee, officer, director or consultant of the Company or any ERISA Affiliate (collectively, the “Plans”).  The Company agrees to make available to Parent, upon request, correct and complete copies in all material respects, of the following: (i) the Plans and all amendments thereto, (ii) the annual report (Form 5500) filed with the Internal Revenue Service (“IRS”) for the last three plan years, where required (iii) the most recently received IRS determination letter, if any, relating to a Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Plan, (v) the most recent summary plan description for such Plan (or other descriptions of such Plan provided to employees) and all modifications thereto.  No current or former employee, officer, director or consultant is entitled to receive compensation or benefits from the company or an ERISA Affiliate other than pursuant to the Plans.

(b)           Each Plan has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), and all reports, documents and notices required to be filed with respect to each Plan have been timely filed, except for such noncompliance or failure to file that would not, individually or in the aggregate, have a Company Material Adverse Effect.  Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated in good faith compliance in all material respects with Section 409A of the Code, IRS Notice 2005-1 and Proposed Regulation Sections 1.409A-1 through 1.409A-6 inclusive.  No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) that would, individually or in the aggregate, have a Company Material Adverse Effect.

(c)           Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS, or is entitled to rely on a favorable opinion issued by the IRS, and to the knowledge of the Company no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to materially adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(d)           Neither the Company nor any ERISA Affiliate sponsors or has sponsored any Plan that is subject to the provisions of Title IV of ERISA, is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code, a voluntary employee beneficiary association or is a multiemployer plan within the meaning of Section 3(37) of ERISA.  Except as set forth in Section 4.10(d) of the Disclosure Schedule, neither the Company nor any ERISA Affiliate sponsors or has sponsored any Plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any ERISA Affiliate, except as required by Section 4980B of the Code.

(e)           As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).  To the knowledge of the Company, neither the Company nor any of its ERISA Affiliates has engaged in any transactions with respect to any Plan that could subject the Company or any of its ERISA Affiliates to a material tax or penalty imposed by Section 4975, 4976 or 4980B of the Code or Sections 406, 409 or 502(i) of ERISA.

(f)            Full payment has been made, or otherwise properly accrued on the books and records of the Company and any ERISA Affiliate, of all amounts that the Company and any ERISA Affiliate are required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company in accordance with GAAP through the Closing Date.

(g)           Except as described in Section 4.10(g) of the Disclosure Schedule or as contemplated in Article III of this Agreement, neither the negotiation, execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or in combination with another event (A) result in any payment (including, but not limited to, any retention bonuses, parachute payments or noncompetition payments) becoming due to any employee or former employee or group of employees or former employees of the Company or any Subsidiary; (B) increase any benefits otherwise payable under any Plan; (C) result in the acceleration of the time of payment or vesting of any such rights or benefits; or (D) otherwise result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee of the Company or any Subsidiary.

(h)           Section 4.10(h) of the Disclosure Schedule includes the name and title of each current or former director, officer or employee, to whom a severance or similar payment may be made in connection with the transactions contemplated by this Agreement (whether alone or together with any other event), the agreement under which such payment may be made, and the current estimated amount of any such payment as of the date specified (including estimated Code Section 4999 tax gross up if applicable) which may be owed thereunder in connection with the transactions contemplated by this Agreement.

(i)            For purposes of this Section 4.10, an entity is an “ERISA Affiliate” of the Company if it would have ever been considered a single employer with the Company under 4001(b) of ERISA or part of the same controlled group as the Company for purposes of Section 302(d)(8)(C) of ERISA.

(j)            Each of the Plans and  Benefit Obligations has been operated and administered by the Company or an ERISA Affiliate in material compliance with all legal requirements, including ERISA and the Code and specifically including all such legal requirements as may be necessary to obtain any intended Tax benefits thereunder and to avoid incurring any penalties or unintended Taxes or liabilities.  Neither the Company nor any ERISA Affiliate has engaged in a prohibited transaction, as defined in Section 406 of ERISA or Section 4975(c) of the Code, which could subject the Company or any ERISA Affiliate to any material civil penalty under ERISA or material Tax under the Code.

Section 4.11                        Labor Matters.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or as set forth in Section 4.11(a) of the Disclosure Schedule, (i) neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary; (ii) neither the Company nor any Subsidiary has breached or otherwise failed to comply with any provision of any such agreement or contract, and there are no grievances outstanding against the Company or any Subsidiary under such agreement or contract; and (iii) there is no strike, slowdown, work stoppage or lockout by or with respect to any employees of the Company or any Subsidiary.

Section 4.12                                                                                Offer Documents; Proxy Statement; Schedule 14D-9.

(a)           None of the information to be supplied by the Company for inclusion or incorporation by reference in the Schedule TO or other Offer Documents or the Proxy Statement or any other document to be filed with the SEC or provided to holders of Existing Units in connection with the transactions contemplated by this Agreement (the “Other Filings”) will, in the case of the Schedule TO and other Offer Documents, at the time of filing with the SEC and the date first published, sent or given to the Company’s stockholders, and, in the case of the Proxy Statement, at the time of mailing of the Proxy Statement, at the time of the Company Stockholders’ Meeting and at the Effective Time, and, in the case of any Other Filing at the date it is first mailed to the Company’s stockholders or holders of interest in any Subsidiary or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation is made (or omitted to be made) by the Company or any Subsidiary with respect to statements made or incorporated by reference therein based on information supplied by Parent or MergerSub in connection with the preparation of the Schedule TO, the Proxy Statement or other Offer Documents or the Other Filings specified for inclusion or incorporation by reference therein.  If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur that is required to be described in the Proxy Statement such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Company.  The Proxy Statement, at the time of filing with the SEC, will comply as to form in all material respects with the provisions of the Exchange Act.

(b)           The Schedule 14D-9 will comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation is made by the Company or any Subsidiary with respect to any information supplied by Parent or MergerSub for inclusion or incorporation by reference into the Schedule 14D-9.

Section 4.13                                                                                Property and Leases.

(a)           Section 4.13(a) of the Disclosure Schedule sets forth a correct and complete list of all real property interests owned or held by the Company and its Subsidiaries,

including fee interests and ground leasehold interests and mortgage loans as a lender (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as “Company Property” and collectively referred to herein as the “Company Properties”.  As of the date hereof, each of the Company Properties is owned or leased by the Company, the DownREIT Partnership or another Subsidiary of the Company, as indicated in Section 4.13(a) of the Disclosure Schedule.  As of the date hereof, the Company, the DownREIT Partnership or other Subsidiaries of the Company own fee simple title to, or if so indicated in Section 4.13(a) of the Disclosure Schedule, lease each of the Company Properties, in each case, free and clear of any Liens, except for Permitted Liens and other limitations of any kind, if any, that have not resulted, or would not reasonably be expected to result, individually or in aggregate, a Company Material Adverse Effect.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, none of the Company Properties is subject to any rights of way, written agreements, Laws, ordinances and regulations affecting building use or occupancy, or reservations of an interest in title (collectively, “Company Property Restrictions”), except for (1) Permitted Liens, (2) Company Property Restrictions imposed or promulgated by Law with respect to real property, including zoning regulations, (3) leases on the Rent Roll or leases entered into in the ordinary course after the date of the Rent Roll, REAs, and all covenants, restrictions and other matters disclosed on the Company Title Insurance Policies or as would be disclosed on current title reports or surveys, (4) real estate Taxes, charges or any nature for public utility services and special assessments and (5) service contracts, management agreements, leasing commission agreements and other contractual arrangements relating to the ownership, development or construction of the Company Properties.  Except as would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has received written notice that is currently in default or violation of any Company Property Restrictions.  Except as would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, each Company Property complies with the Company Property Restrictions.

(c)           Except as set forth on Section 4.13(c) of the Disclosure Schedule, as of the date hereof, there is no certificate, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties and no REA or other agreement, easement or other right, in each case, that is required to be obtained by the Company or any of its Subsidiaries in order to permit the lawful use and operation of the buildings and improvements on any of the Company Properties and all utilities, parking areas, detention ponds, driveways, roads and other means of egress and ingress to and from such Company Properties (collectively, “Property Agreements”) that has not been obtained and is not in full force and effect, except for such failures to have in full force and effect that would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and there is no pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect.  Except as would not individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has received written notice that the Company or any Subsidiary of the Company is currently in default of any material Property Agreements.

(d)           Neither the Company nor any Subsidiary of the Company has received written notice of, nor does the Company have knowledge of, any uncured violation of any Laws affecting any of the Company Properties or operations which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Without limitation to the foregoing, except as would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has received written notice of, nor does the Company have knowledge of, any zoning, building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Company Properties or by the continued maintenance, operation or use of the parking areas on the Company Properties.

(e)           Except as provided for in Section 4.13(e) of the Disclosure Schedule, policies of title insurance (each a “Company Title Insurance Policy”) have been issued insuring, as of the effective date of each such Company Title Insurance Policy, the Company’s, the DownREIT Partnership’s or other applicable Subsidiary’s title to or leasehold interest in the Company Properties, subject to the matters disclosed on the Company Title Insurance Policies and Permitted Liens.  Except as provided for in Section 4.13(e) of the Disclosure Schedule, a copy of each Company Title Insurance Policy has been previously made available to Parent.  To the Company’s Knowledge, each Company Title Insurance Policy is valid and in full force and effect and, as of the date of this Agreement, no claim has been made against any such policy.

(f)            Except as provided for in Section 4.13(f) of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company has received written notice of, nor does the Company have knowledge of, any condemnation or rezoning proceedings that are pending or, to the knowledge of the Company, threatened with respect to any of the Company Properties that would, individually or in the aggregate, have a Company Material Adverse Effect.

(g)           Except as provided in Section 4.13(g) of the Disclosure Schedule and except for immaterial discrepancies or omissions, the rent rolls for the Company Properties (the “Rent Roll”) dated as of February 20, 2007 which have previously been made available to Parent, list each lease that was in effect as of February 20, 2007 and to which the Company or any Subsidiary of the Company is a party as landlord with respect to each of the applicable Company Properties (such leases, together with all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, the “Company Leases”).  Section 4.13(g) of the Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of all material leases which have been executed, but are either not yet included on the Rent Roll or relate to property not yet open for business.  Except as disclosed in Section 4.13(g) of the Disclosure Schedule or for discrepancies that, either individually or in the aggregate, would not have a Company Material Adverse Effect, the information set forth in the Rent Roll is true, correct and complete as of February 20, 2007.  Except as set forth in Section 4.13(g) of the Disclosure Schedule, all Company Leases that relate to in excess of 20,000 square feet of net rentable area (the “Material Company Leases”) are in full force and effect and neither the Company nor any Subsidiary of the Company has received written notice that the tenant thereunder intends to vacate or not renew the term of, or the applicable Subsidiary of the Company is in default under, any Material Company Lease, except for violations or defaults that have been cured or that have not resulted, or would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect.  As of the date of this Agreement, except as provided in Section 4.13(g) of the Disclosure Schedule, no tenant under a Material Company Lease is in monetary or, to the knowledge of the Company, material non-monetary default under such Material Company Lease.

(h)           Except as set forth in Section 4.13(h) of the Disclosure Schedule, to the knowledge of the Company, all operation and reciprocal easement agreements or other similar agreements under which the Company or any Subsidiary of the Company is a party (each, an “REA”) are in full force and effect and neither the Company nor any Subsidiary of the Company has received written notice that the applicable Subsidiary of the Company is in default under any REA, except for violations or defaults that have been cured or that have not resulted, or would not reasonably be expected to result, individually or in the aggregate, a Company Material Adverse Effect.  Except as provided in Section 4.13(h) of the Disclosure Schedule, neither the Company nor any Subsidiary of the Company has delivered a written notice to a party under an REA that it is in default under such REA and no such party to an REA is in monetary or, to the knowledge of the Company, material non-monetary default under such REA, except for defaults that have not resulted, or would not reasonably be expected to result, individually or in the aggregate, a Company Material Adverse Effect.

(i)            Section 4.13(i) of the Disclosure Schedule sets forth a correct and complete list as of the date of this Agreement of each ground lease pursuant to which the Company or any Subsidiary is a lessee (each, a “Ground Lease”).  Each Ground Lease is in full force and effect.  Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Ground Lease, except for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company has made available to Parent copies of each Ground Lease and all amendments thereto, which copies are true, correct and complete in all material respects.

(j)            Except as set forth in Section 4.13(j) of the Disclosure Schedule, as of the date hereof, there are no unexpired option agreements or rights of first refusal with respect to the purchase of a Company Property or any portion thereof that is owned by the Company or any Subsidiary or any other unexpired rights in favor of any party other than the Company or any Subsidiary (a “Third Party”) to purchase or otherwise acquire a Company Property or any portion that is owned by the Company or any Subsidiary or any portion thereof (except any such option agreements, rights of first refusal or unexpired rights that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect); nor has the Company or any Subsidiary of the Company entered into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by the Company or any Subsidiary.

(k)           The Company has provided or made available to Parent copies of all agreements pursuant to which the Company or any Subsidiary manages, acts as leasing agent for or provides development services for any real property for any Third Party and any other contracts which otherwise produce fee income to the Company or any of its Subsidiaries, which copies are true, correct and complete in all material respects.

(l)            Except for those contracts or agreements set forth in Section 4.13(l) of the Disclosure Schedule or as contemplated by, or provided in, the Company Leases, none of the Company or any of its Subsidiaries has entered into any contract or agreement (collectively, the “Participation Agreements”) with any Third Party or any employee, consultant, Affiliate or other person (the “Participation Party”) that provides for a right of such Participation Party to participate, invest, join, partner, or have any interest in whatsoever (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which the Company or any Subsidiary has or will have an interest, including but not limited to those transactions or properties identified, sourced, produced or developed by such Participation Party.  Neither the Company nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Participation Agreement, except for defaults or violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(m)          Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, all properties currently under development or construction by the Company or any Subsidiary of the Company and all properties currently proposed for acquisition, development or commencement of construction prior to the Effective Time by the Company or any of Subsidiary of the Company are reflected in the Company’s capital budget, attached hereto as Section 4.13(m) of the Disclosure Schedule (“2007 Budget”), delivered to Parent prior to the date hereof.

(n)           Except as would not otherwise constitute a Company Material Adverse Effect, the Company and each Subsidiary of the Company has good and sufficient title to, or is permitted to use under valid and existing licenses or leases, all their personal properties and assets reflected in their books and records as being owned by them or used by them in the ordinary course of business, free and clear of all liens and encumbrances, except for liens for current taxes not yet due and payable, and liens or encumbrances which are normal to the business of the Company and its Subsidiaries and are not, in the aggregate, material in relation to the assets of the Company on a consolidated basis and except also for such imperfections of title or leasehold interest, easement and encumbrances, if any, as do not materially interfere with the present use of the properties subject thereto or affected thereby.

Section 4.14                        Intellectual Property.  Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, (a) to the knowledge of the Company, the conduct of the business of the Company and the Subsidiaries as currently conducted does not infringe the Intellectual Property rights of any Third Party, (b) with respect to Intellectual Property owned by or licensed to the Company or any Subsidiary that is material to the conduct of the business of the Company and the Subsidiaries, taken as a whole, as currently conducted (“Company Intellectual Property”), the Company or such Subsidiary has the right to use such Company Intellectual Property in the continued operation of its business as currently conducted, and (c) all fees and filings required to maintain any registration of any Intellectual Property used by the Company have been paid or timely filed, are current and are not in default or in arrears.

Section 4.15                        Taxes.  Except as set forth on Section 4.15 of the Disclosure Schedule:

(a)           Each of the Company and the Subsidiaries (i) has timely filed (or had filed on their behalf) all material Tax Returns, as defined below, required to be filed by them (after giving effect to any filing extension granted by a Governmental Authority) and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on their behalf) or all material Taxes (whether or not shown on such Tax Returns) that are required to be paid by it under the applicable laws, rules and regulations relating to the payment of such Taxes, other than those being contested in good faith and for which adequate reserves have been established on the Company’s financial statements as of December 31, 2006.  The most recent financial statements contained in the Company SEC Reports, each as amended to the date hereof, filed prior to the date hereof reflect an adequate reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) for all Taxes payable (whether or not due at such time) by the Company and the Subsidiaries for all taxable periods and portions thereof through the date of such financial statements.  True, correct and materially complete copies of all federal income Tax Returns for the Company and the DownREIT Partnership with respect to the taxable years commencing on or after January 1, 2003 have been delivered or made available to representatives of Parent.  Neither the Company nor any of the Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending the period for assessment or collection of material Taxes (including, but not limited to, any applicable statute of limitation), which such agreement, waiver or other document or arrangement is currently in effect, and no power of attorney with respect to any Tax matter is currently in force with respect to the Company or any of its Subsidiaries.  As used herein, the term “Tax Returns” means all reports, returns, declarations, statements or other information required to be supplied to a taxing authority in connection with Taxes.

(b)           The Company, (i) for each taxable year commencing with the Company’s taxable year ending December 31, 1997 through December 31, 2006, has been subject to taxation as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2006 to the date hereof in a manner that will permit it to qualify as a REIT for the taxable year that includes the date hereof, and (iii) intends to continue to operate in such a manner as to permit it to continue to qualify as a REIT for the taxable year of the Company that will include the Acceptance Date.  The Company has not taken any action or omitted to take any action which would reasonably be expected to result in a successful challenge by the IRS to its status as a REIT, and no challenge to the Company’s status as a REIT is pending or has been threatened in writing.  No Subsidiary is a corporation for U.S. federal income tax purposes, other than a corporation that is a “qualified REIT subsidiary,” within the meaning of Section 856(i)(2) of the Code, or as a “taxable REIT subsidiary,” within the meaning of Section 856(1) of the Code.

(c)           Each Subsidiary that is a partnership, joint venture, trust or limited liability company has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.

(d)           Neither the Company nor any Subsidiary holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code.

(e)           Since January 1, 2003, neither the Company nor any Subsidiary has recognized taxable gain or loss from the disposition of any property that was reported as a “like kind exchange” under Section 1031 of the Code, except to the extent of any gain that was required to be recognized under Section 1031(b) of the Code and that was timely reported on the Tax Returns of the Company.

(f)            Since January, 1, 2003, the Company has not incurred any liability for taxes under sections 856(c), 856(g), 857(b), 860(c) or 4981 of the Code or any rules similar to Section 1374 of the Code which has not yet been paid.  To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a risk that any material Tax described in the preceding sentence will be imposed on the Company.  Neither the

Company nor any Subsidiary (other than a “taxable REIT subsidiary”) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code.  To the knowledge of the Company, neither the Company nor any Subsidiary  has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.

(g)           All deficiencies asserted or assessments made with respect to the Company or any Subsidiary as a result of any examinations by the IRS or any other taxing authority of the Tax Returns of or covering or including the Company or any Subsidiary have been fully paid, and, to the knowledge of the Company, there are no other material audits, examinations or other proceedings relating to any Taxes of the Company or any Subsidiary by any taxing authority in progress.  Neither the Company nor any Subsidiary has received any written notice from any taxing authority that it intends to conduct such an audit, examination or other proceeding in respect to Taxes or make any assessment for Taxes.  Neither the Company nor any Subsidiary is a party to any litigation or pending litigation or administrative proceeding relating to Taxes (other than litigation dealing with appeals of property tax valuations).

(h)           The Company and the Subsidiaries have complied, in all material respects, with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, and 3402 of the Code or similar provisions under any foreign laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over by the Company or its Subsidiaries, as the case may be, on or prior to the due date thereof under all applicable Laws.

(i)            To the knowledge of the Company, no claim has been made in writing by a taxing authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any such Subsidiary is or may be subject to taxation by that jurisdiction.

(j)            Neither the Company nor any other Person on behalf of the Company or any Subsidiary has requested any extension of time within which to file any material Tax Return, which material Tax Return has not yet been filed.

(k)           Neither the Company nor any Subsidiary is a party to any Tax sharing or similar agreement or arrangement other than any agreement or arrangement solely between the Company and any Subsidiary, pursuant to which it will have any obligation to make any payments after the Acceptance Date.

(l)            Neither the Company nor any Subsidiary has requested or received a private letter ruling from, or requested or entered into a binding agreement with, the IRS or comparable rulings from other taxing authorities relating to Taxes.

(m)          Neither the Company nor any Subsidiary has any material liability for the Taxes of another person as a transferee or successor or by contract.

(n)           There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Subsidiary.

(o)           Neither the Company nor any of its Subsidiaries has entered into or is subject, directly or indirectly, to any Tax Protection Agreements other than those that are disclosed in Section 4.15(o) of the Disclosure Schedule.  The Company and each of its Subsidiaries have complied with all material terms of the Tax Protection Agreements.  No Person has raised in writing, or to the knowledge of the Company threatened to raise, a claim against the Company or any Subsidiary for any breach of any Tax Protection Agreement.

As used herein, “Tax Protection Agreements” shall mean any written or oral agreement to which the Company or any Subsidiary is a party or otherwise subject pursuant to which:  (a) any liability to partners in the DownREIT Partnership or any other Subsidiary or to any transferors of property to the Company or any Subsidiary relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, (b) the Company or any of the Subsidiaries have agreed to (i) maintain a minimum level of debt or continue a particular debt or allocate a certain amount of debt to a particular partner, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, and/or (iv) only dispose of assets in a particular manner; and/or (c)  partners in the DownREIT Partnership have (i) guaranteed debt of the DownREIT Partnership or any Subsidiary or (ii) agreed to indemnify another person with respect to such person’s liability for debt of the DownREIT Partnership or any Subsidiary.

(p)           Neither the Company nor any of its Subsidiaries is a party to any understanding or arrangement described in Section 6662(d)(2)(C)(ii) of the Code or a “reportable transaction” as such term is used in regulations under Section 6011 of the Code.

(q)           Section 4.15(q) of the Disclosure Schedule sets forth each entity which is a “taxable REIT subsidiary” of the Company within the meaning of Section 856(l) of the Code and each “qualified REIT subsidiary” of the Company within the meaning of Section 856(i)(2) of the Code.

Section 4.16                        Environmental Matters.  The Company has made available to Parent or its representatives all reports prepared for it and in its possession related to the environmental condition of each Company Property.  Except as set forth in such reports or is reasonably apparent from such report, or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)           to the knowledge of the Company, the Company and the Subsidiaries (i) are in compliance with all Environmental Laws, (ii) hold all permits, approvals, identification numbers, licenses and other authorizations required under any Environmental Law to own or operate their assets as currently owned and operated (“Environmental Permits”) and (iii) are in compliance with their respective Environmental Permits;

(b)           neither the Company nor any Subsidiary has released, and to the knowledge of the Company, no other person has released, Hazardous Substances on any real property owned, leased or operated by the Company or the Subsidiaries;

(c)           neither the Company nor any Subsidiary has received any written notice alleging that the Company or any Subsidiary may be in violation of, or liable under, or a potentially responsible party pursuant to, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) or any other Environmental Law; and

(d)           neither the Company nor any Subsidiary (i) has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances (provided that the foregoing shall not include any Environmental Land Use Control, deed restriction or similar document entered into by the Company or a Subsidiary imposing restrictions against a Property (such as, by way of illustration and not limitation, a restriction against residential use of a Property or prohibiting the use of ground water beneath a Property for drinking purposes)) and, to the knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto or (ii) is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Substances.  Notwithstanding any other provision of this Agreement, this Section 4.16 sets forth the Company’s sole and exclusive representations and warranties with respect to Hazardous Substances, Environmental Laws or other environmental matters.

Section 4.17                        Material Contracts.  Section 4.17 of the Disclosure Schedule lists each of the following written contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company or any Subsidiary is a party affecting the obligations of any party thereunder) to which the Company or any Subsidiary is a party or by which any of their respective properties or assets are bound (each such contract and agreement, being a “Material Contract”).  Notwithstanding anything below, “Material Contract” shall not include any contract that (1) is terminable upon 90 days or less notice without a penalty premium, (2) will be fully performed or satisfied as of or prior to Closing, (3) is a Company Lease or (4) is a Ground Lease.

(a)           all agreements that call for aggregate payments by the Company or any Subsidiaries under such contract of more than $5,000,000 over the remaining term of such contract;

(b)           all agreements that call for annual aggregate payments by the Company or any Subsidiaries under such contract of more than $1,000,000 over the remaining term of such contract;

(c)           any agreement that contains any non-compete or exclusivity provisions with respect to any line of business in which the Company or any Subsidiary is currently engaged or geographic area with respect to the Company or any Subsidiary, or that purports to restrict in any material respect the right of the Company or any Subsidiary to conduct any line of business in which the Company or any Subsidiary is currently engaged or to compete with any Person or operate in any geographic area or location in which the Company or any Subsidiary may conduct business;

(d)           any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any Third Party;

(e)           any agreements for the pending sale, option to sell, right of first refusal, right of first offer or any other contractual right to sell, dispose of, or master lease, by merger, purchase or sale of assets or stock or otherwise, any real property including any Company Property or any asset that if purchased by the Company or any Subsidiary would be a Company Property;

(f)            any contract or agreement pursuant to which the Company or any Subsidiary agrees to indemnify or hold harmless any director or executive officer of the Company or any Subsidiary (other than the organizational documents of the Company or the Subsidiaries);

(g)           any loan agreement, letter of credit, indenture, note, bond, debenture, mortgage, pledge agreement, securities agreement or any other document, agreement or instrument evidencing a capitalized leased obligation or other indebtedness of, for the benefit of, or payable to the Company or any Subsidiary or any guaranty thereof in excess of $5,000,000;

(h)           any agreement concerning an interest rate cap, interest rate collar, interest rate swap, currency hedging transaction or any other similar agreement to which the Company or any Subsidiary is a party;

(i)            any employment agreements, severance, change in control or termination agreements with officers of the Company or any Subsidiary; or

(j)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act).

Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary is and, to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract, (ii) none of the Company nor any Subsidiary has received any claim of default under any such agreement, and (iii) no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both).  Except as would not reasonably be expected to have a Company Material Adverse Effect, each Material Contract is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to the Company or its Subsidiaries, as applicable, and, to the knowledge of the Company, with respect to the other parties hereto.

Section 4.18                        Brokers.  No broker, finder or investment banker or other Person (other than Merrill Lynch & Co. and J.P. Morgan Securities Inc., the “Company Financial Advisors”) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Subsidiary.

Section 4.19                        Opinion of Financial Advisors.  The Company has received an opinion of Merrill Lynch & Co., dated the date of this Agreement, to the effect that, as of such date, and subject to various assumptions and qualifications set forth in such opinion, the consideration to be received by the holders of Company Common Shares in the Offer and the Merger is fair, from a financial point of view, to such holders.  A complete copy of each such opinion will be made available to Parent as soon as practicable after the date of this Agreement.

Section 4.20                        Insurance.  Section 4.20 of the Disclosure Schedule lists all Company Insurance Policies in effect as of the date of this Agreement.  Neither the Company nor its Subsidiaries is in any material default with respect to its obligations under any Company Insurance Policy, and each such insurance policy is in full force and effect and all premiums due thereunder have been paid.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has been refused any insurance with respect to its business, properties or assets, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance with which it has carried insurance since January 1, 2003.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received notice of cancellation of any Company Insurance Policy.

Section 4.21                        Interested Party Transactions.  Except as set forth in Section 4.21 of the Disclosure Schedule or in the Company SEC Reports, each as amended to the date hereof, there are no Material Contracts, agreements or loans between the Company or any Subsidiary, on the one hand, and (a) any officer or director of the Company, (b) any record or beneficial owner of five percent (5%) or more of the voting securities of the Company or (c) any affiliate of any such officer, director or record or beneficial owner, on the other hand.

Section 4.22                        Investment Company Act of 1940.  None of the Company or any Subsidiary is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 4.23                        Accounting Controls.  The Company has established and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) all information required to be disclosed by the Company in the reports that it files with the SEC is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (iii) all such information is accumulated and communicated to management as appropriate to allow the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

Section 4.24                                                                                Inapplicability of Takeover Statutes and Certain Charter and Bylaw Provisions.

The Company Parties have taken all appropriate and necessary actions to exempt this Agreement, the Offer, the Mergers and the Top-Up Option and the other transactions contemplated by this Agreement from the requirements and restrictions of Subtitles 6 and 7 of Title 3 (including, but not limited to, any “control share acquisition,” “business combination” or other takeover Laws) of the MGCL, the DRULPA or the DLLCA.  Subject to the next succeeding sentence, the Company and the Company Board have taken all appropriate and necessary actions to render any anti-takeover or other provision or limitation contained in the Company Charter or Company Bylaws inapplicable to this Agreement, the Offer, the Mergers and the Top-Up Option.  Provided that the representations in Section 5.08 are accurate and continue to be accurate through the time of the Closing, and subject to the Company’s continued qualification as a REIT, the Company and the Company Board have taken all appropriate and necessary actions to cause the acquisition of Company Common Shares by the Parent and MergerSub in connection with the Offer, to comply with or be exempted from any provision contained in the Company Charter (other than the provisions in Sections 2(c) and 2(d) of Article VII of the Company Charter), Company Bylaws or in the comparable organizational document of any Company Subsidiary that would otherwise prohibit, hinder or delay such transactions and render any and all limitations on ownership of Company Common Shares as set forth in the Company Charter (other than the provisions in Sections 2(c) and 2(d) of Article VII of the Company Charter), including the Ownership Limit set forth in Article VII of the Company Charter, inapplicable to the acquisition of Company Common Shares by Parent and MergerSub in connection with the Offer.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

Parent, MergerSub and Super REIT MergerSub hereby jointly and severally represent and warrant to the Company Parties as follows:

Section 5.01                                                                                Organization.

(a)           Parent is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Maryland.  The certificate of formation of Parent is in effect and no dissolution, revocation or forfeiture proceedings regarding Parent as applicable, have been commenced.  Parent is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary.  Parent has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted.

(b)           MergerSub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland.  MergerSub is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  MergerSub has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.  All the issued and outstanding shares of capital stock of MergerSub are owned of record and beneficially by Parent.

(c)           Super REIT MergerSub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.  The certificate of formation of Super REIT MergerSub is in effect and no dissolution, revocation or forfeiture proceedings regarding Super REIT MergerSub, have been commenced.  Super REIT MergerSub is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Super REIT MergerSub has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by it to be conducted.

Section 5.02                        Ownership; No Prior Activities.  Each of MergerSub and Super REIT MergerSub is a wholly owned subsidiary of Parent.  Each of MergerSub and Super REIT MergerSub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and each of MergerSub and Super REIT MergerSub has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby and thereby.

Section 5.03                                                                                Power and Authority; Validity and Effect of Agreements.

(a)           Each of the Buyer Parties has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.

(b)           Parent, in its own behalf and as the sole stockholder and limited liability interest holder of MergerSub and Super REIT MergerSub, has duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Merger and the DownREIT Merger, and Parent, MergerSub and Super REIT MergerSub have taken all corporate or similar actions required to be taken for the consummation of the Merger and the DownREIT Merger (to the extent that they are parties thereto).  No other proceedings on the part of Parent,  MergerSub or Super REIT MergerSub, or any of their respective subsidiaries, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

(c)           This Agreement has been duly and validly executed and delivered by each of Parent, MergerSub and Super REIT MergerSub and, assuming the due authorization, execution and delivery by the Company Parties, constitutes a legal, valid and binding obligation of each of Parent MergerSub and Super REIT MergerSub, enforceable against each of them in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 5.04                                                                                No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by the Buyer Parties do not, and the performance of the Buyer Parties’ obligations hereunder will not, (i) conflict with or violate the operating agreement of Parent or the organizational documents of MergerSub or Super REIT MergerSub, (ii) assuming that all consents, approvals, authorizations and other actions described in subsection (b) of this Section 5.04 have been obtained and all filings and obligations described in subsection (b) of this Section 5.04 have been made, conflict with or violate any Law applicable to the Buyer Parties, or by which any of its properties or assets is bound, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any of its properties or assets pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which it is a party or by which it or any of its properties or assets is bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or delay consummation of the Offer, the Merger, the DownREIT Merger or otherwise prevent it from performing its obligations under this Agreement.

(b)           The execution and delivery of this Agreement by the Buyer Parties do not, and the performance of Buyer Parties’ obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) for (A) applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover Laws, (B) filing with the SEC of the Schedule TO or other Offer Documents, the Proxy Statement (C) the filing of the Articles of Merger with, and the acceptance for record thereof by, the SDAT, (D) the filing of the DownREIT Merger Certificate with, and the acceptance for record thereof by, the DSOS, and (E) other filings as may be required in connection with state or local transfer taxes, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Parent from performing its obligations under this Agreement.

Section 5.05                                                                                Preparation of Offer Documents; Proxy Statement; Schedule 14D-9.

(a)           The Schedule TO, when filed with the SEC, and the Offer Documents, when distributed or disseminated to the Company’s stockholders, will comply as to form in all material respects with the applicable requirements of the Exchange Act and, at the time of such filing, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided that Parent and MergerSub make no representation or warranty with respect to information supplied specifically by or on behalf of the Company for inclusion or incorporation by reference in the Schedule TO and the Offer Documents.

(b)           The information with respect to the Buyer Parties and any of their Subsidiaries that the Buyer Parties furnish to the Company in writing specifically for use in any of the documents required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Offer or the Merger, or to the Existing Unit Holders in connection with the DownREIT Merger (the

“Company Disclosure Documents”), including the Schedule TO, Schedule 14D-9, the Proxy Statement, if any, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (x) in the case of the Proxy Statement, as supplemented or amended, if applicable, at the time such Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting and the Effective Time, and (y) in the case of any Company Disclosure Document other than the Proxy Statement, at the time of the filing with the SEC of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof to the Company’s stockholders or to the Existing Unit Holders, as applicable.

Section 5.06                        Absence of Litigation.  As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any of its or their respective properties or assets except as would not, individually or in the aggregate, (A) prevent or materially delay consummation of the Mergers and the other transactions contemplated by this Agreement or (B) have a Parent Material Adverse Effect.  None of Parent and its subsidiaries is subject to any order, judgment, writ, injunction or decree, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.07                                                                                Available Funds; Performance.

(a)           Parent will have at the Acceptance Date and the Effective Time sufficient funding to enable Parent to perform its other obligations hereunder, including payment of the aggregate Offer Price and the fees and expenses of the Parent relating to the Offer and the Merger.  Parent will ensure that at the Effective Time the Company will have sufficient funding to pay the Company Common Share Cash Merger Consideration, the Option Merger Consideration and amounts payable to the holders of the Convertible Notes, the holders of the Company Series D Preferred Shares and the holders of the Company Series E Preferred Shares in connection with the Liquidation and the fees and expenses of Parent and the Company relating to the Offer and the Mergers.

(b)           Parent has provided to the Company a true, complete and correct copy of an executed commitment letter (the “Debt Commitment Letter”) from J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank (each a “Lender” and, together, the “Lenders”) pursuant to which, and subject to the terms and conditions thereof, the Lender has committed to provide Parent with financing in an aggregate amount sufficient to consummate the Offer, the Mergers and the other transactions contemplated by this Agreement.

(c)           Concurrently with the execution of this Agreement, the Company and Centro Properties Limited ABN 52 006 378 365, a corporation organized under the Corporations Act (2001) of the Commonwealth of Australia and CPT Manager Limited ABN 37 054 494 307, in its capacity as the responsible entity of Centro Property Trust ARSN 090 931 123, a trust organized under the Laws of the Commonwealth of Australia, have entered into an agreement in the form attached hereto as Exhibit E.

Section 5.08                                                                                No Ownership of Company Capital Stock.

(a)           Except as set forth on Section 5.08 of the Disclosure Schedule, as of the date hereof, neither Parent nor any of its subsidiaries, including MergerSub and Super REIT MergerSub, own any Company Common Shares or other securities of the Company or any of its Subsidiaries.

(b)           (i)            As of immediately prior to the execution of this Agreement, none of the Parent and its Subsidiaries “beneficially owns” or is a “beneficial owner” (within the meaning of the regulations promulgated under Section 13(d) of the Exchange Act) of, the number of outstanding shares of “Equity Stock” (as such term is defined in Article VII of the Company Charter) or units of partnership interest in the DownREIT Partnership.

(ii)           Neither Parent nor MergerSub is an individual for the purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) (an “Individual”) and the consummation by the Parent and MergerSub of the Offer and/or the exercise of the Top-Up Option will not cause any Person (as defined in the Company Charter) who is an Individual to own, directly or indirectly (for purposes of Section 542(a)(2) of the Code determined taking into account Section 544 of the Code as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code) an amount of any class or series of “Equity Stock” (as such term is defined in Article VII of the Company Charter) in excess of the Ownership Limit.

(iii)          Parent and its Affiliates, individually and in the aggregate, do not own and will not own directly or Constructively (as such term is defined in Article VII of the Company Charter) more than a 9.9% interest in any tenant of the Company; and the consummation by the Parent and MergerSub of the Offer and/or the exercise of the Top-Up Option will not cause the Company to directly, indirectly, or Constructively own an interest described in Section 856(d)(2)(B) of the Code in any tenant or the Company.

(iv)          Parent and MergerSub agree, and Parent agrees on behalf of its other Affiliates, that any violation or attempted violation of the foregoing will result in the application of the remedies set forth in Article VII of the Company Charter (including Section 2(b), Section 3, and Section 10(b) thereof) with respect to the “Equity Stock” (as such term is defined in Article VII of the Company Charter) held in excess of the Ownership Limit.

Section 5.09                        Brokers.  No broker, finder or investment banker (other than the Lenders) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, MergerSub, Super REIT MergerSub or any of their subsidiaries.

Section 5.10                        Other Agreements or Understandings.  Parent has disclosed to the Company all contracts, arrangements or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, MergerSub and Super REIT MergerSub, or any affiliate of Parent, on the one hand, and any member of the management of the Company or any person that owns 5% or more of the shares or of the outstanding capital stock of the Company, on the other hand.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.01                        Conduct of Business by Company Pending the Mergers.  The Company agrees that, between the date of this Agreement and the Effective Time, except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 6.01 of the Disclosure Schedule and except with the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed, the businesses of the Company and the Subsidiaries shall be conducted in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice; and the Company shall use its commercially reasonable efforts to preserve (i) substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of its present senior officers, managers and employees and to preserve the current relationships of the Company and the Subsidiaries with lessees and other persons with which the Company or any Subsidiary has significant business relations, and (ii) the Company’s status as a REIT within the meaning of the Code.  Except as required, permitted or otherwise contemplated by this Agreement or as set forth in Section 6.01 of the Disclosure Schedule, neither the Company nor any Subsidiary shall, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that consent of the Parent shall be deemed to have been given if Parent does not object within two (2) business days from the date on which written notice is provided to John Hutchinson and Mark Wilson, each at the respective address listed on Exhibit C:

(a)           amend or otherwise change any provision of the Company Charter, Company Bylaws, DownREIT Partnership Agreement, certificate of limited partnership of the DownREIT Partnership, or similar organizational or governance documents;

(b)           (i) except as set forth in Section 6.01(b) of the Disclosure Schedule,  authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock of the Company or any Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of the Company or any Subsidiary, other than the (A) issuance of Company Common Shares upon exercise of Company Share Options or vesting of Company Restricted Shares outstanding on the date of this Agreement, and (B) issuance of Company Common Shares in exchange for Existing Units pursuant to the DownREIT Partnership Agreement to the extent, if any, the Company or the DownREIT Partnership is obligated to issue Company Common Shares (in lieu of cash); (ii) repurchase, redeem or otherwise acquire any securities or equity equivalents except in connection with the exercise of Company Share Options or the vesting of Company Restricted Shares, the lapse of restrictions on Company Restricted Shares or the redemption of Existing Units pursuant to the DownREIT Partnership Agreement; (iii) reclassify, combine, split, or subdivide any stock of the Company or any Subsidiary; or (iv) other than as otherwise set forth below, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the capital stock of the Company or any Subsidiary, except for (A) dividends by any direct or indirect wholly owned Subsidiary only to the Company or any Subsidiary, (B) the quarterly dividend to the respective holders of the Company Common Shares for the fiscal quarter of 2007 ending March 31, 2007 that was declared on February 22, 2007 and the corresponding quarterly distribution on Existing Units, and (C) the quarterly dividend to the respective holders of the Company Series D Preferred Shares and Company Series E Preferred Shares.  Notwithstanding the foregoing, the Company and the DownREIT Partnership (proportionately to all holders of Existing Units) shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for the Company to maintain its status as a REIT under the Code and avoid the imposition of corporate level tax or excise Tax under Section 4981 of the Code; provided, however, that the declaration and payment of any such distribution with respect to (i) Company Common Shares shall reduce the Company Common Share Cash Merger Consideration dollar for dollar and (ii) Existing Units shall reduce the Existing Unit Consideration, dollar for dollar.

(c)           except as set forth in Section 6.01(c) of the Disclosure Schedule, acquire (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property exceeding $1,000,000 (other than real property) or, subject to Parent’s consent in its sole discretion, acquire, or enter into any option, commitment or agreement to acquire, any real property or commence any development activity on any Company Property;

(d)           except as set forth in Section 6.01(d) of the Disclosure Schedule, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a Subsidiary) for borrowed money, except for: (i) indebtedness for borrowed money incurred in the ordinary course of business (which shall be deemed to include, without limitation, draws under the Company’s line of credit facility or other similar lines of credit in the ordinary course of business and refinancings of mortgage indebtedness secured by one or more Company Properties as such loans become due and payable in accordance with their terms); (ii) indebtedness for borrowed money with a maturity of not more than one year in a principal amount not in excess of $1,000,000 in the aggregate for the Company and the Subsidiaries taken as a whole; (iii) indebtedness in connection with the acquisition of real properties as contemplated by Section 6.01(d) of the Disclosure Schedule; or (iv) indebtedness for borrowed money incurred in order for the Company to pay any dividend or distribution permitted to be paid under the terms of this Agreement;

(e)           except as set forth in Section 6.01(e) of the Disclosure Schedule, (A) materially amend or terminate any Material Contract, (B) fail to comply, in any material respect, with the terms of any Material Contract, or (C) enter into any new contract or agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 4.17 of the Disclosure Schedule as a Material Contract;

(f)            except as set forth in Section 6.01(f) of the Disclosure Schedule and except as required by the contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement, (i) increase the compensation or benefits payable to its directors, officers, consultants or employees, except for increases in the ordinary course of business consistent with past practice in salaries, bonuses, incentives or wages to non-officer employees of the Company or any Subsidiary or (ii) grant to any director, officer or employee of the Company or of any Subsidiary any new severance, change of control or termination pay, grant any increase in, or, except as required by applicable Law, otherwise alter or amend, any right to receive any severance, change of control or termination pay or benefits or establish, adopt, enter into, terminate or amend any Plan or any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer, consultant or employee;

(g)           except as set forth in Section 6.01(g) of the Disclosure Schedule, pre-pay any long-term debt, except in the ordinary course of business (which shall be deemed to include, without limitation, pre-payments or repayments of lines of credit facilities or other similar lines of credit, payments made in respect of any termination or settlement of any interest rate swap or other similar hedging instrument relating thereto, or prepayments of mortgage indebtedness secured by one or more Company Properties in accordance with their terms, as such loans become due and payable) in an amount not to exceed $10,000,000 in the aggregate for the Company and the Subsidiaries taken as a whole, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice, in accordance with their terms;

(h)           except as required pursuant to applicable Tax law, by the SEC, or pursuant to changes in GAAP which become effective after the date of this Agreement, or as recommended by the Company’s audit committee or independent auditors, in which case the Company shall provide Parent with written notification, materially change any of its accounting policies (whether for financial accounting or Tax purposes);

(i)            (i) except as set forth in Section 6.01(i) or in connection with a right being exercised by a tenant under an existing Company Lease, enter into any new lease (including renewals) for in excess of 20,000 square feet of net rentable area at a Company Property, (ii) except in connection with a right being exercised by a tenant under an existing Company Lease, terminate or materially modify or amend any Company Lease, or any new lease which would have constituted a Company Lease had such lease been entered into as of the date of this Agreement, that relates to in excess of 20,000 square feet of net rentable area, or (iii) terminate or materially modify or amend any Ground Lease;

(j)            except as set forth in Section 6.01(g) of the Disclosure Schedule, authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the “Capital Expenditures”) relating to the Company Properties other than (i) Capital Expenditures to be made in connection with Company Leases that the Company is permitted to enter into pursuant to Section 6.01(i), (ii) Capital Expenditures identified in the 2007 Budget except for capital expenditures relating to the properties listed on Schedule 6.01(j), (iii) any other individual Capital Expenditure not exceeding $500,000 (including those on account of tenant improvements or tenant allowances on account of tenant improvements), (iv) Capital Expenditures in the ordinary course of business and consistent with past practice to maintain the physical and structural integrity of the Company Properties and as reasonably determined by the Company to be necessary to keep the Company Properties in working order, to comply with Laws, and to repair and/or prevent damage to any of the Company Properties as is necessary in the event of an emergency situation, and (v) tenant improvements (or tenant allowances on account of tenant improvements) required under existing Company Leases;

(k)           waive, release, assign, settle or compromise any material litigation other than settlements of, or compromises for, any litigation where (i) the amounts paid or to be paid are covered by insurance coverage maintained by the Company and (ii) the settlement or compromise involves, directly or indirectly, only the payment of money damages and will not otherwise, directly or indirectly, adversely affect the conduct of the business of the Company going forward, in each case, in an amount more than $10,000,000;

(l)            make any material Tax election or settle or compromise any material federal, state, local or foreign income Tax liability, unless such election or rescission is required by law or necessary (i) to preserve the status of the Company as a REIT under the Code, or (ii) to qualify or preserve the status of any Subsidiary as a partnership or disregarded entity for federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be (provided that in such events the Company shall notify Parent of such election and shall not fail to make such election in a timely manner);

(m)          enter into, amend or modify any Tax Protection Agreement, or take any action that would, or could reasonably be expected to, violate any Tax Protection Agreement or otherwise give rise to any liability of the Company or any Subsidiary with respect thereto;

(n)           amend any term of any outstanding security of the Company or any Subsidiary;

(o)           sell or otherwise dispose of, or subject to any Lien, any of Company Properties other than pending sales of Company Properties pursuant to definitive agreements executed prior to the date hereof or otherwise identified on Section 6.01(o) of the Disclosure Schedule;

(p)           sell, lease, mortgage, subject to Lien or otherwise dispose of or agree to do any of the foregoing with respect to any of its personal or intangible property in excess of $5.0 million, individually or in the aggregate;

(q)           except as set forth in Section 6.01(q) of the Disclosure Schedule and excluding matters covered by Section 6.01(f) above, enter into or otherwise modify any material agreement or arrangement with Persons that are Affiliates of the Company or its Subsidiaries or, as of the date of this Agreement, are employees, officers, trustees, partners or directors of the Company or any of its Subsidiaries;

(r)            fail to use its commercially reasonable efforts to comply or remain in compliance with all material terms and provisions of any agreement relating to any outstanding indebtedness of the Company or its Subsidiaries;

(s)           adopt a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution;

(t)            fail to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company, Company Properties, Subsidiaries and their respective properties, assets and businesses;

(u)           fail to pay cash for any Existing Units tendered for exchange or redemption under the DownREIT Partnership Agreement prior to the Closing Date except to the extent, if any, the Company is obligated to issue Company Common Shares in exchange therefor;

(v)           take any action that would result in any of the conditions to the Offer set forth in Annex I or any of the conditions to the Mergers set forth in Article VIII not to be satisfied or that would materially delay the consummation of, or materially impair the ability of the Company to consummate, the Offer, the Mergers, the Top-Up Option or any other transaction contemplated by this Agreement in accordance with the terms hereof; and

(w)          announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

In connection with the continued operation of the Company and the Subsidiaries, the Company will confer in good faith with one or more representatives of Parent designated by the Company regarding operational matters and the general status of ongoing operations at such times as reasonably requested by Parent and will notify Parent promptly of any event or occurrence that has had or may reasonably be expected to have a Company Material Adverse Effect.

Section 6.02                        Conduct of Business by Parent Pending the Merger.  Parent agrees that, between the date of this Agreement and the Effective Time, except as contemplated by this Agreement, Parent shall use its reasonable efforts to not, directly or indirectly, without the prior written consent of the Company, take or cause to be taken any action that (a) materially delays consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment, to take any such action, or (b) would cause any of the representations or warranties of Buyer Parties contained herein to become inaccurate in any material respect or any of the covenants of the Buyer Parties to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in Section 8.01.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01                                                                                Preparation of Proxy Statement; Other Filings; Stockholders’ Meeting.

(a)           Unless the Merger is consummated in accordance with Section 3-106 of the MGCL as contemplated by Section 7.02, as soon as reasonably practicable following the Acceptance Date, the Company, acting through the Company Board, shall in accordance with applicable Law, the Company Charter, the Company Bylaws and NYSE rules: (i) duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable following clearance with the SEC of the Proxy Statement for the purpose of securing the Company Stockholder Approval (such meeting, and any postponement or adjournment thereof, the “Company Stockholders Meeting”), (ii) except to the extent that the Company Board has effected or effects a Company Adverse Recommendation Change prior to the Acceptance Date in accordance with the terms of Section 7.04(d), advise and recommend to its stockholders the approval of the Merger and include such recommendation in the Proxy Statement and the written opinion of the Financial Advisor, dated as of the date hereof, to the extent set forth in Section 4.19 and (iii) use its reasonable best efforts to solicit from holders of Company Common Shares and Company Series D Preferred Shares proxies in favor of the adoption of this Agreement and take all other action necessary or advisable to secure, at the Company Stockholders’ Meeting, the Company Stockholder Approval.

(b)           Unless the Merger is consummated in accordance with Section 3-106 of the MGCL as contemplated by Section 7.02, as soon as reasonably practicable following the Acceptance Date, or if the Subsequent Offering Period is made available, following the expiration date of the Subsequent Offering Period, the Company shall (i) prepare and file with the SEC the Proxy Statement, (ii) mail to its Stockholders the Proxy Statement a sufficient time prior to the Company Stockholders Meeting and (iii) otherwise comply in all material respects with all legal requirements applicable to the Company Stockholders Meeting.  Parent, MergerSub and the Company will cooperate and consult with each other in the preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Parent and MergerSub will furnish as soon as reasonably practicable to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  The Company shall use its reasonable best efforts to resolve all SEC comments (in consultation with Parent) with respect to the Proxy Statement as promptly as practicable after receipt thereof and to cause the Proxy Statement to be mailed to the Company’s Stockholders as promptly as practicable after the Proxy Statement is cleared with the SEC.  Each of Parent, MergerSub and the Company agree to correct as soon as reasonably practicable any information provided by it for use in the Proxy Statement which shall have become false or misleading.  If at any time prior to the Effective Time, any information should be discovered by any party which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and disseminated by the Company to the Stockholders of the Company.  The Company shall as promptly as practicable (i) notify Parent and MergerSub of the receipt of any oral or written comments from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment to the Proxy Statement or for additional information and (ii) provide Parent with copies of all written correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.

(c)           At the Company Stockholders’ Meeting, Parent shall vote, and cause each of its Subsidiaries to vote, all Company Common Shares owned by Parent and its Subsidiaries, including all Company Common Shares purchased pursuant to the Offer in favor of the approval of the Merger.

Section 7.02                        Merger Without Meeting of Stockholders.  If, after the consummation of the Offer and any exercise of the Top-Up Option, the number of Company Common Shares beneficially owned by Parent and MergerSub collectively represent at least 90% of the votes entitled to be cast by the holders of the then outstanding Company Common Shares and Company Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Company Common Shares in accordance with the terms of the Company Series D Preferred Shares), voting together as a class, Parent shall cause MergerSub to, and the Company shall execute and deliver such documents and instruments and take such other actions as Parent or MergerSub may request in order to, cause the Merger to be completed as promptly as reasonably practicable as provided in Section 3-106 of the MGCL, and otherwise as provided in this Agreement.

Section 7.03                                                                                Access to Information; Confidentiality.

(a)           Subject to applicable Law and confidentiality agreements, from the date hereof until the Effective Time, the Company shall, and shall cause its Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to afford Parent, following notice from Parent to the Company in accordance with this Section 7.03, reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities, contracts, commitments, books and records of the Company and each Subsidiary, and all other financial, operating and other data and information and any other information concerning its business, properties and personnel as Parent may reasonably request.  Notwithstanding the foregoing, neither Parent nor any of its representatives shall (i) contact or have any discussions with any of the Company’s or Subsidiaries’ employees, agents, or representatives, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, (ii) contact or have any discussions with any of the landlords/sublandlords, tenants/subtenants, or licensees or franchisees of the Company or its Subsidiaries, unless in each case Parent obtains the prior written consent of the Company, which shall not be unreasonably withheld, conditioned or delayed, (iii) damage any property or any portion thereof, or (iv) perform any onsite procedure or investigation (including any onsite environmental investigation or study) without the Company’s prior written consent.  Parent shall schedule and coordinate all inspections with the Company and shall give the Company at least three (3) Business Days prior written notice thereof, setting forth the inspection or materials that Parent or its representatives intend to conduct or review, as applicable, and Parent is required to give the Company such written notice at least one (1) Business Day prior to the date that any tenant of a Company Property which Parent wishes to inspect is entitled to receive notice of any such inspection under the applicable Company Lease.  The Company shall be entitled to have representatives present at all times during any such inspection.  Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or its Subsidiaries or contravene any Law or binding agreement entered into prior to the date of this Agreement, provided that, if requested to do so by Parent, the Company shall use its commercially reasonable efforts to obtain a waiver from the counterparty.

(b)           Prior to the Effective Time, all information obtained by Parent pursuant to this Section 7.03 shall be kept confidential in accordance with the confidentiality agreement dated January 29, 2007 between Centro Properties Group and the Company (the “Confidentiality Agreement”).

Section 7.04                                                                                No Solicitation of Transactions.

(a)           Subject to Sections 7.04(b), 7.04(c), 7.04(d) and 7.04(e), none of the Company or any Subsidiary shall, nor shall any of them authorize or permit, directly or indirectly, any of their respective officers, trustees, directors, employees, investment bankers, financial advisors, accountants, attorneys, brokers, finders or other agents, advisors or representatives (each, a “Representative”) to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly take any other action to facilitate (including by way of furnishing information (other than public information widely disseminated through SEC Reports, press releases or other similar means)) any inquiries or the making of any proposal or other action that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) initiate or participate in any discussions or negotiations, or furnish to any Person not a party to this Agreement any information in furtherance of any inquiries that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in or permitted by Section 7.04(c)), or (iv) fail to make, withdraw or modify in a manner adverse to Parent or publicly propose to withdraw or modify in a manner adverse to Parent the Offer Recommendation or Merger Recommendation (it being understood that, subject to Section 7.04(e), publicly announcing that the Company is taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an adverse modification), recommend, adopt or approve, or publicly propose to recommend, adopt or approve, an Acquisition Proposal (any of the foregoing in this clause (iv), a “Company Adverse Recommendation Change”).  The Company shall, and shall cause its Subsidiaries to immediately cease and cause to be terminated, and shall take and cause its Subsidiaries to take, all actions reasonably necessary to cause their respective Representatives to cease, immediately any discussions, negotiations or communications with any party or parties that are currently ongoing with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal; provided, however, that nothing in this Section 7.04 shall preclude the Company, any Subsidiary or their respective Representatives from complying with the provisions of the last sentence of this Section 7.04(a).  The Company and the Subsidiaries shall be responsible for any failure on the part of their respective Representatives to comply with this Section 7.04(a) or Section 7.04(b).  The Company shall promptly request each Person that has heretofore executed a confidentiality agreement on or after

January 1, 2007 in connection with a potential transaction with (whether by merger, acquisition, stock sale, asset sale or otherwise) the Company or any Subsidiary, or any material portion of their assets, to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any Subsidiary.

(b)           The Company shall promptly notify Parent in writing (as soon as is reasonably practicable, but in any event no later than 24 hours from initial receipt or occurrence) of any Acquisition Proposal or any negotiations with respect to any Acquisition Proposal (including the identity of the parties and all material terms thereof) which any of the Company or any Subsidiary or any such Representative may receive after the date hereof and shall keep Parent reasonably informed on a prompt basis as to the status, material terms and conditions and any material developments regarding any such proposal.  The Company shall not, and shall cause any Subsidiary not to, terminate, release, waive, amend or modify any provision of any existing standstill agreement, confidentiality agreement or other similar agreement with respect to any class of equity securities of the Company or any Subsidiary to which the Company or any Subsidiary is a party and the Company shall, and shall cause each Subsidiary to, enforce the provisions of any such agreement; provided, however, that the Company shall be permitted in its sole discretion to terminate, release, waive, amend or modify any provision of any standstill agreement, confidentiality agreement or other similar agreement entered into by the Company prior to December 31, 2006.

(c)           Notwithstanding  Section 7.04(a) and Section 7.04(b) or any other provision of this Agreement to the contrary, following the receipt after the date hereof, at any time prior to the Acceptance Date (and in no event after the Acceptance Date), by the Company or any Subsidiary of a bona fide written Acquisition Proposal (that was not solicited, encouraged or facilitated in violation of Section 7.04(a) or Section 7.04(b)), the Company Board may (directly or through Representatives) contact such Person and its advisors for the purpose of clarifying the Acquisition Proposal, the material terms thereof and/or the conditions to and its likelihood of consummation.  If the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes or may be reasonably likely to lead to a Superior Proposal, the Company Board may, (i) furnish non-public information with respect to the Company and its Subsidiaries to the Person who made such Acquisition Proposal (provided that the Company (1) has previously or concurrently furnished such information to Parent and (2) shall furnish such information pursuant to a confidentiality agreement which contains confidentiality terms and conditions not less restrictive to the Person than the Confidentiality Agreement), (ii) disclose to its stockholders any information required to be disclosed under applicable Law and (iii) participate in discussions and negotiations regarding such Acquisition Proposal.

(d)           Neither the Company Board nor any Committee thereof shall make a Company Adverse Recommendation Change except in accordance with the provisions of this Agreement.  Notwithstanding the foregoing, at any time prior to the Acceptance Date (and in no event after the Acceptance Date), the Company Board may make a Company Adverse Recommendation Change if the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would be inconsistent with the duties of the Company’s directors under applicable Law; provided, however, that (A) no Company Adverse Recommendation Change shall be made until after the third (3rd) Business Day following Parent’s receipt of written notice from the Company (i) advising Parent that the Company Board intends to take such action, (ii) if in response to a Superior Proposal, advising Parent of the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new written notice be provided to Parent and a new three (3) Business Day period), and (iii) representing that the Company has complied with this Section 7.04(d) in all material respects, (B) during such three (3) Business Day period, the Company, if requested by Parent, shall negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and the Merger and not make a Company Adverse Recommendation Change and (C) the Company shall not make a Company Adverse Recommendation Change in response to a Superior Proposal if, prior to the expiration of such three (3) Business Day period, Parent delivers an irrevocable, legally binding definitive agreement to adjust the terms and conditions of this Agreement that the Company Board determines in good faith (after consultation with its financial advisors) causes the Acquisition Proposal to no longer be a Superior Proposal.

(e)           Nothing in this Section 7.04 or elsewhere in this Agreement shall prevent the Company Board from (1) taking, disclosing and announcing to its securityholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal, provided, however, that such action shall not relieve the Company of any of its obligations under the provisions of this Section 7.04; (2) issuing a “stop, look and listen” announcement, (3) complying with its obligations under U.S. federal or state law regarding any Acquisition Proposal, or (4) taking, refraining from taking, disclosing or announcing any action (or intent to take any action) permitted by this Agreement or that any court of competent jurisdiction orders the Company to take.

Section 7.05                                                                                Employee Benefits Matters.

(a)           From and after the Effective Time, Parent shall honor in accordance with their terms the severance, change-of-control and similar obligations of the Company and the Subsidiaries that are listed in Section 7.05 of the Disclosure Schedule (hereafter, the “Scheduled Executive Contracts”).   Parent acknowledges and agrees that, notwithstanding any contrary provision of a Scheduled Executive Contract, the transaction consummated as of the Effective Time shall constitute “Good Reason” as that term is used in the contract, and no “cure period” shall be required to give effect to the severance rights of the employee to whom the Scheduled Executive Contract relates.  In addition, to the extent the Company determines, prior to the

Effective Time, that a “specified employee” payment delay is warranted in order to avoid application of the excise tax under Section 409A of the Code, payment of the severance amounts under each Scheduled Executive Contract shall be delayed to the first business day after the six-month anniversary of the employee’s date of termination.  The execution of this Agreement shall be treated as amending the Scheduled Executive Contracts to include the provisions described in this Section 7.05(a).

(b)           From and after the Effective Time, Parent shall honor in accordance with their terms any other employment related contracts, agreements arrangements and commitments of the Company and its Subsidiaries in effect that are applicable to any current or former employees, officers or directors of the Company or any Subsidiary or any of their predecessors, all of which are listed on Section 4.10(a) of the Disclosure Schedule.

(c)           For a period of not less than twelve (12) months after the Closing Date, with respect to each employee of the Company or any Subsidiary (collectively, the “Company Employees”) who remains an employee of Surviving Corporation or its successors or assigns or any of their subsidiaries (collectively, the “Continuing Employees”), Parent shall provide the Continuing Employees with total compensation and employee benefits that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Effective Time.  Each Continuing Employee will be credited with his or her years of service with the Company and its Subsidiaries (and any predecessor entities thereof) before the Closing Date under the parallel employee benefit plan of Parent or its Subsidiaries to the same extent as such employee was entitled, before the Effective Time, to credit for such service under the respective Plan (except to the extent such credit would result in the duplication of benefits and except with respect to benefit accrual under a defined benefit plan).  In addition, with respect to each health benefit plan, during the calendar year that includes the Closing Date, each Continuing Employee shall be given credit for amounts paid by the employee under the respective Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Parent or Surviving Corporation.

(d)           As of the Effective Time, Parent shall, with respect to the Company Employees who become Parent employees at the Effective Time, continue to recognize all accrued and unused vacation days, holidays, personal, sickness and other paid time off days (including banked days) that have accrued to such employees through the Effective Time, and Parent will allow such employees to take their accrued vacation days, holidays and any personal and sickness days in accordance with such policies as it may adopt after the Effective Time.

(e)           Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the

Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Common Share Options to acquire Company Common Shares (or Company Common Shares acquired upon the vesting of any Company Restricted Shares) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

(f)            Prior to the Effective Time, the Company Board shall take such actions as are necessary to terminate any share or investment-based non-qualified deferred compensation account-based arrangements (collectively, the “Non-Qualified Account Plans”) and shall cause prompt payment of amounts accumulated under any such Non-Qualified Account Plan to be made as of the Effective Time, provided the Company has determined that such action does not result in additional liability or expense to the Company, and is taken in good faith compliance with the provisions of Section 409A of the Code.

Section 7.06                                                                                Directors’ and Officers’ Indemnification and Insurance.

(a)           Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company Charter, the Company Bylaws or this Agreement or, if applicable, similar organizational documents or agreements of any of the Subsidiaries, from and after the Effective Date, Parent and Surviving Corporation shall: (i) indemnify and hold harmless each person who is at the date hereof or during the period from the date hereof through the Effective Date serving as a director, officer, trustee, or fiduciary of the Company or its Subsidiaries or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA) (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, in connection with any Claim and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security.  The indemnification and advancement obligations of Parent and Surviving Corporation pursuant to this Section 7.06(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who continues to be or has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or its Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives.  As used in this Section 7.06(a):  (x) the term “Claim” means any threatened, asserted, pending or completed Action, suit or proceeding, or any inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such Action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of its Subsidiaries, or any employee benefit plan (within the meaning of Section 3(3) of ERISA) maintained by any of the foregoing or any other person at or prior to the Effective Time at the request of the Company or any of its Subsidiaries; and (y) the term “Expenses” means reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including, without limitation, experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.06(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party.  Neither Parent nor Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any actual or threatened claim, demand, Action, suit, proceeding, inquiry or investigation in respect of which indemnification has been or could be sought by such Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim, demand, Action, suit, proceeding, inquiry or investigation or such Indemnified Party otherwise consents thereto.

(b)           Without limiting the foregoing, Parent and MergerSub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of its Subsidiaries as provided in the Company Charter and Company Bylaws (or, as applicable, the charter, bylaws, partnership agreement, limited liability company agreement, or other organizational documents of any of the Subsidiaries) and indemnification agreements of the Company or any of its Subsidiaries identified on Section 7.06(b) of the Disclosure Schedule shall be assumed by Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(c)           For a period of six (6) years from the Effective Time, the operating agreement of Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Company Charter and Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, trustees, employees, agents, or fiduciaries of the Company or any of its Subsidiaries, unless such modification shall be required by Law and then only to the minimum extent required by Law.

(d)           Surviving Corporation shall maintain for a period of at least six (6) years the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement; provided, that (i) Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured, provided that such substitution shall not result in gaps or lapses of coverage with respect to matters occurring before the Effective Time; (ii) in no event shall Surviving Corporation be required to expend pursuant to this Section 7.06(d) more than an amount per year of coverage equal to three hundred percent (300%) of the current annual premiums paid by the Company for such insurance.  In the event that, but for the proviso to the immediately preceding sentence, Surviving Corporation would be required to expend more than three hundred percent (300%) of the current annual premiums paid by the Company, Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of the current annual premiums paid by the Company.  Parent shall, and shall cause Surviving Corporation or its successors or assigns to, maintain such policies in full force and effect, and continue to honor all obligations thereunder.

(e)           If Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges with or into any other person and shall not be the continuing or surviving limited liability company, partnership or other entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Surviving Corporation assume the obligations set forth in this Section 7.06.

(f)            Parent shall cause Surviving Corporation to perform all of the obligations of Surviving Corporation under this Section 7.06 and the parties acknowledge and agree that Parent guarantees the payment and performance of Surviving Corporation’s obligations pursuant to this Section 7.06.

(g)           This Section 7.06 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of the Company, the DownREIT Partnership, Parent and Surviving Corporation.  Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.06.

Section 7.07                                                                                Further Action; Reasonable Efforts.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall (i) use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Offer, the Mergers and the Top-Up Option, including using its commercially reasonable efforts to obtain all Permits, consents, approvals, waivers, exemptions, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Mergers, and (ii) execute and deliver any additional documents or instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.  From the date of this Agreement through the Effective Time, the Company shall timely file, or cause to be filed, with the SEC all Company SEC Reports required to be so filed by applicable Law.

(b)           The parties hereto agree to cooperate and assist one another in connection with all actions to be taken pursuant to subsection (b) of this Section 7.07, including the preparation and making of the filings referred to therein and, if requested, amending or furnishing additional information thereunder, including, subject to applicable Law and the Confidentiality Agreement, providing copies of all related documents to the non filing party and their advisors prior to filing, and, to the extent practicable, neither of the parties will file any such document or have any communication with any Governmental Authority without prior consultation with the other party.  Each party shall keep the other apprised of the content and status of any communications with, and communications from, any Governmental Authority with respect to the transactions contemplated by this Agreement.  To the extent practicable and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings and calls with such Governmental Authority.

(c)           Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to defend through litigation on the merits any Action, including administrative or judicial Action, asserted by any party in order to avoid the entry of, or to have vacated, lifted, reversed, terminated or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that in whole or in part restricts, delays, prevents or prohibits consummation of the Offer, the Mergers or the Top-Up Option, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

(d)           From time to time prior to the Effective Time, the Company shall notify Parent with respect to any matter hereafter arising or any information obtained after the date hereof which, if existing, occurring or known at or prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule.  For purposes of determining the accuracy of any representation or the satisfaction of the conditions to the consummation of the transactions contemplated hereby, no such supplement, amendment or information provided by the Company shall be considered.

(e)           In the event that any holder of the Convertible Notes shall surrender any of its Convertible Notes for conversion on or prior to the Effective Time pursuant to Article 2 of the Supplemental Indenture, the Company shall irrevocably elect pursuant to Section 2.12 of the Supplemental Indenture to settle all amounts payable to such holder upon such conversion and surrender of the Convertible Notes in cash at such time and in such manner as required by the terms of the Supplemental Indenture.

(f)            Without limitation to anything set forth in this Section 7.07(f), with respect to the secured debt currently encumbering certain of the Company Properties, at Parent’s request, the Company shall within a reasonable period of time following receipt of Parent’s request (but not in any event later than ten (10) days following receipt of such request, subject to any delays caused by Parent’s review of the applicable request), promptly deliver written requests for, and assist Parent in obtaining prior to the Closing Date, consent to the Offer, the Mergers and the Liquidation from each lender whose consent is required under the documents evidencing debt secured by the Company Properties.  If Parent has made such a request of the Company, the Company shall provide copies of the written requests for consent to Parent or its counsel not later than eight (8) days after receipt of Parent’s request and prior to the delivery of the same and shall incorporate into such materials any revisions reasonably requested by Parent’s counsel (including, without limitation, the addition in any such document a request for consent of the lender to a pledge of the interests in the Surviving Corporation to Parent’s lender).  In addition to the foregoing and without limitation to anything set forth in this Section 7.07(f), at Parent’s request, the Company shall, within a reasonable period of time following receipt of Parent’s request (but not in any event later than ten (10) days following receipt of such request, subject to any delays caused by Parent’s review of the applicable request), with respect to the existing secured debt that may be prepaid or defeased by the Company or its applicable Subsidiary, promptly deliver written notices of prepayment or defeasance, as applicable, in accordance with the terms of the applicable loan documents, provided that, in each such case, the terms of the applicable loan documents governing such secured debt do not prohibit such a notice from being revocable or conditional.  The Company shall provide copies of any notices of prepayment and/or defeasance to be delivered by the Company pursuant to the foregoing sentence prior to the delivery of such notices.

(g)           If requested by Parent, the Company and/or its applicable Subsidiary shall promptly deliver written requests for, and use its commercially reasonable efforts to obtain within a reasonable period after such requests are made, tenant estoppel certificates from each tenant occupying more than 10,000 square feet of space pursuant to a Company Lease, which tenant estoppel certificates shall be the form previously executed by each such tenant, or if no such form was previously executed by a tenant, in the form reasonably acceptable to Parent.

(h)           If any Company Title Insurance Policy shows title defects which would be reasonably expected to have a material adverse effect on the ability to generate revenue at the Company Property as presently constructed or the ability of Parent to obtain financing providing for a first priority mortgage lien on the Company Property (a “Major Title Defect”), and Parent has delivered to the Company and its counsel an itemized written notice of such Major Title Defects (“Parent’s Title Notice”) within ten (10) days after the receipt of such Company Title Insurance Policy, then the Company or its Subsidiaries shall use their commercially reasonable efforts to attempt to remove or cure such Major Title Defects identified prior to Closing.

(i)            The Company shall use commercially reasonable efforts to deliver to Parent copies of (i) any notice of claim under a Company Title Insurance Policy delivered by the Company or any of its Subsidiaries to a title insurer prior to the Closing Date and (ii) any notice of default delivered to a tenant under a Material Property Lease prior to the Closing Date.

Section 7.08                        Transfer Taxes.  Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.  From and after the Effective Time, subject to applicable law, Surviving Corporation shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of the Company Common Shares, Company Share Options, and Company Restricted Shares, all Transfer Taxes.

Section 7.09                        Public Announcements.  The parties hereto agree that no public release or announcement concerning the transactions contemplated by this Agreement, the Offer or the Merger shall be issued by a party without the prior consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.  The parties have agreed upon the form of a joint press release announcing the Offer, the Merger and the execution of this Agreement.

Section 7.10                        Certain Tax Matters.  Prior to the Acceptance Date, the Company shall cause all of its subsidiaries that are treated as “qualified REIT subsidiaries” within the meaning of Section 856(i)(2) of the Code to be merged or otherwise converted into limited liability companies that are (i) disregarded for United States federal income tax purposes and (ii) not treated as “qualified REIT subsidiaries” within the meaning of Section 856(i)(2) of the Code (the “Conversion”).  Notwithstanding anything to the contrary in Section 9.01, none of the Buyer Parties shall be permitted to terminate this Agreement on the basis that any such merger or conversion pursuant to this Section 7.10 either was not effected or, if effected, shall have resulted in the breach of any covenant of the Company under this Agreement.  The

Company shall provide to Parent written evidence of the Conversion including a schedule setting forth all of the subsidiaries so converted prior to the Acceptance Date, and shall notify Parent prior to the Acceptance Date.

Section 7.11                                                                                Financing; Cooperation with Financing.

(a)           Parent shall use its commercially reasonable efforts to arrange and obtain the proceeds of the debt financing on the terms and conditions described in the Debt Commitment Letter (the “Debt Financing”), including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to Parent in such definitive agreements.  In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event.  Parent shall give the Company prompt notice of any material breach by any party of the Debt Commitment Letter or any termination of the Debt Commitment Letter.  Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and Parent shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Debt Commitment Letter without first notifying the Company.  For the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, Parent shall continue to be obligated to consummate the Offer and the Mergers on the terms and subject to the conditions set forth in this Agreement.

(b)           The Company agrees to provide, and shall cause its Subsidiaries to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent (provided that such requested cooperation does not substantially and unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including without limitation, (a) delivering such financial and statistical information and projections relating to the Company and its Subsidiaries as may be reasonably requested in connection with the Debt Financing, (b) making appropriate officers of the Company and its Subsidiaries available for due diligence meetings and for participation in meetings with rating agencies and prospective sources of financing, (c) providing timely access to diligence materials, appropriate personnel and properties to allow sources of financing and their representatives to complete all appropriate diligence, (d) providing assistance with respect to the review and granting of mortgages and security interests in collateral for the Debt Financing, and attempting to obtain any consents associated therewith, and (e) attempting to obtain estoppels and certificates from tenants, lenders, ground lessors and counterparties to REAs in form and substance reasonably satisfactory to any potential lender.  Parent shall promptly reimburse the Company for any reasonable costs incurred in performing their obligations under this Section 7.11(b).

Section 7.12                        NYSE Delisting; Exchange Act Deregistration.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Common Shares and Company Series E Preferred Shares from the NYSE and the deregistration of the Company Common Shares and Company Series E Preferred Shares under the Exchange Act promptly after the Effective Time.

Section 7.13                        Approval of Compensation Actions.  Prior to the Expiration Date, the Compensation Committee of the Company Board shall take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement, any and all Compensation Actions taken after January 1, 2007 and prior to the Expiration Date that have not already been so approved.

ARTICLE VIII

CONDITIONS TO THE MERGERS

Section 8.01                        Conditions to the Obligations of Each Party.  The respective obligations of the Company, Parent and MergerSub to consummate the Mergers are subject to the satisfaction or waiver in writing (as permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a)           Unless the Merger is consummated in accordance with Section 3-106 of the MGCL as contemplated by Section 7.02, the Company shall have obtained the Company Stockholder Approval.

(b)           No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree, ruling or other legal restraint or prohibition (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Mergers illegal or prohibiting consummation of the Mergers.

(c)           MergerSub shall have accepted for purchase and paid for the Company Common Shares tendered pursuant to the Offer.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01                        Termination.  This Agreement may be terminated and the Offer and the Merger abandoned at any time prior to the Effective Time, notwithstanding the receipt of the Company Stockholder Approval, as follows (the date of any such termination, the “Termination Date”):

(a)           Subject to Section 2.03(c), by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company, if November 30, 2007 (the “Walk-Away Date”) shall have occurred and the Offer shall not have been consummated on or before the close of business on the Walk-Away Date, provided, that the Walk-Away Date shall automatically be extended to February 28, 2008 (and such date shall then be the Walk-Away Date for all purposes of this Agreement) if the only Tender Offer Condition that has not been or would not be satisfied as of November 30, 2007 is the Tender Offer Condition set forth in Paragraph (a) of Annex I; and provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated on or before the Walk-Away Date;

(c)           by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree, ruling or other legal restraint or prohibition or taken any other action (including the failure to have taken an action) which, in any such case, has become final and non-appealable and has the effect of enjoining, restraining, preventing or prohibiting the acceptance for payment of, and payment for, the Company Common Shares pursuant to the Offer or consummation of the Merger or making the acceptance for payment of, and payment for, the Company Common Shares pursuant to the Offer or consummation of the Mergers illegal (“Governmental Order”); provided, however, that the terms of this Section 9.01(c) shall not be available to any party unless such party shall have used its commercially reasonable efforts to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Mergers;

(d)           by Parent, if prior to the Acceptance Date, the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraph (b) or (c) of Annex I and (B) is either incurable, or if curable, is not cured by the Company by the earlier of (x) 30 days following receipt by the Company of written notice of such breach or failure and (y) the Walk-Away Date; provided, at the time of the delivery of such written notice, Parent shall not be in material breach of its obligations under this Agreement;

(e)           by Parent, if prior to the Acceptance Date, (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company shall have materially breached its obligations under Section 7.04;

(f)            by the Company, if prior to the Acceptance Date, Parent or MergerSub shall have (A) failed to perform in any material respect any of its obligations required to be performed by it under this Agreement or (B) breached any of Parent’s or MergerSub’s representations and warranties (without regard to materiality or Parent Material Adverse Effect qualifiers contained therein), which breach or failure to perform, in the case of clause (B), would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and, in the case of either clause (A) or (B) is either incurable, or if curable, is not cured by Parent by the earlier of (x) 30 days following receipt by Parent of written notice of such breach or failure and (y) the Walk-Away Date, provided, at the time of the delivery of such written notice, the Company shall not be in material breach of its obligations under this Agreement, and provided, further, that for purposes of this Section 9.01(f), MergerSub’s failure in any material respect to commence or extend the Offer, or to purchase Company Common Shares validly tendered and not withdrawn in accordance with the terms of this Offer or this Agreement, in any such case in violation of the terms of the Offer or this Agreement, shall be deemed an incurable breach of this Agreement;

(g)           by Parent, subject to its compliance with Section 2.01 and the other provisions of this Agreement, due to a failure of the Tender Offer Conditions to be satisfied at the Expiration Date and the Offer having expired or been terminated without MergerSub having purchased any Company Common Shares pursuant thereto; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(g) if Parent’s or MergerSub’s breach of this Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of any of the Tender Offer Conditions to be satisfied or the failure of MergerSub to have accepted for payment Company Common Shares pursuant to the Offer;

(h)           by the Company, if the Offer shall have expired or been terminated without MergerSub having purchased any Company Common Shares pursuant thereto, provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(h) if the Company’s failure to perform any of its obligations under this Agreement or the failure of a condition set forth in paragraph (b) or (c) of Annex I was directly or indirectly the cause of, or directly or indirectly resulted in, the Offer having expired or having been terminated without MergerSub having purchased any Company Common Shares pursuant thereto; or

(i)            by the Company, prior to the Acceptance Date, if the Company Board has effected a Company Adverse Recommendation Change, provided that for such termination to be effective the Company shall have paid to Parent the Company Termination Fee and Termination Expenses.

Section 9.02                        Effect of Termination.     In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto except that the provisions of Section 7.03(b) (Confidentiality), Section 7.07(e), Section 7.12, this Section 9.02, Section 9.03 (Expenses) and Article X shall survive any such termination; provided, however, that nothing herein shall relieve any party hereto from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

Section 9.03                        Notice of Termination.     A terminating party shall provide written notice of termination to the other parties specifying with reasonable particularity the basis of such termination.  If more than one provision in Section 9.01 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in Section 9.01 for any such termination.

Section 9.04                        Fees and Expenses.

(a)           Except as otherwise set forth in this Section 9.04, all expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

(b)           The Company agrees that if this Agreement shall be terminated:

(i)            pursuant to Section 9.01(e)(ii), (A) at any time after the date hereof and prior to the Acceptance Date, an Acquisition Proposal shall have been publicly announced prior to such Termination Date (and such Acquisition Proposal was not withdrawn prior to the Termination Date), and (B) concurrently with such termination or within twelve (12) months following the termination of this Agreement, the Company enters into an agreement with any third party with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, then the Company shall pay to Parent, if and when consummation of such Acquisition Proposal occurs, the Company Termination Fee and Termination Expenses, less any amounts previously paid pursuant to Section 9.04(b)(ii) (and for purposes of this Section 9.04(b)(i), “more than 50%” shall be substituted for “20%” in the definition of Acquisition Proposal);

(ii)           pursuant to Section 9.01(e)(ii), which breach was caused by the actions of any person or persons listed on Exhibit A, then the Company shall pay to Parent the Company Termination Fee and Termination Expenses (and for purposes of this Section 9.04(b)(ii), “$30,000,00.00 shall be substituted for “$90,666,000.00” in the definition of “Company Termination Fee”); or

(iii)          pursuant to Section 9.01(e)(i) or Section 9.01(i), then the Company shall pay to Parent the Company Termination Fee and Termination Expenses.

(c)           Except as set forth in Section 9.01(i), the Company Termination Fee and Termination Expenses shall be paid by the Company as directed by Parent in writing in immediately available funds as soon as is reasonably practicable, but in any event no more than three (3) Business Days following the event giving rise to the obligation to make such payment.

(d)           For purposes of this Agreement, “Company Termination Fee” means an amount equal to $90,666,000.00 U.S. Dollars (ninety million six hundred sixty-six thousand U.S. Dollars).

(e)           For purposes of this Agreement, the “Termination Expenses” shall be the cash amount necessary to fully reimburse Parent, MergerSub, Super REIT MergerSub and their Affiliates for all documented out-of-pocket fees and expenses incurred (whether or not billed) at any time (whether before or after the date hereof) prior to the termination of this Agreement by any of them or on their behalf in connection with the Offer, the Mergers, the transactions relating to the DownREIT Partnership contemplated herein, the preparation of this Agreement, their due diligence investigation of the Company and the DownREIT Partnership and the other transactions contemplated by this Agreement (including any currency or interest rate hedging activities in connection with the transactions contemplated hereby), including (i) all fees and expenses of counsel, investment banking firms, lenders or financial advisors (and their respective counsel and Representatives), accountants, experts and consultants to Parent, MergerSub or any of their Affiliates in connection with the Offer, the Mergers, the preparation of this Agreement, their due diligence investigation of the Company and the DownREIT Partnership and the transactions contemplated by this Agreement and (ii) all fees and expenses payable to banks, investment banking firms and other financial institutions (and their respective counsel and Representatives) in connection with arranging or providing financing for the Company Common Share Cash Merger Consideration, the refinancing of any properties or assets of the Company or the DownREIT Partnership or any of the other transactions contemplated by this Agreement; provided, however, that the aggregate amount of the Termination Expenses to be reimbursed by the Company under this Section 9.04 shall not exceed $20,000,000 U.S. Dollars (twenty million U.S. Dollars).

(f)            Each of the Company and Parent acknowledges that the agreements contained in this Section 9.04 are an integral part of the transactions contemplated by this Agreement.  In the event that the Company shall fail to pay each of the Company Termination Fee and Termination Expenses when due, the Company shall reimburse Parent for all reasonable costs and expenses actually incurred or accrued by Parent (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.04.

Section 9.05                        Waiver.  At any time prior to the Effective Time, the Company, on the one hand, and Parent, MergerSub and Super REIT MergerSub, on the other hand, may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Company or Parent (on behalf of Parent, MergerSub and Super REIT MergerSub).  The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X

GENERAL PROVISIONS

Section 10.01                      Non-Survival of Representations and Warranties.  The representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time.

Section 10.02                      Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to Parent, MergerSub or Super REIT MergerSub:

Super IntermediateCo LLC
c/o Centro Properties Group
Corporate Offices 3rd Floor
The Glen Shopping Centre
235 Springvale Road
Glen Waverly Victoria, Australia 3150
Telecopier No: 011-61-3-9886-1345
Attention:              Andrew Scott

                John Hutchinson

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA  90071
Telecopier No: (213) 687-5000
Attention:             Michael V. Gisser
                             David C. Eisman

if to the Company:

New Plan Excel Realty Trust, Inc.
420 Lexington Avenue
New York, New York 10170

Telecopier No.: (212) 869-9585

Attention:              Steven F. Siegel

with copies to:

Hogan & Hartson L.L.P.
555 Thirteenth Street NW
Washington, DC  20004-1109
Telecopier No:  (202) 637-5910
Attention:             J. Warren Gorrell, Jr.

David W. Bonser

Section 10.03                      Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy or the application of this Agreement to any person or circumstance is invalid or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  To such end, the provisions of this Agreement are agreed to be severable.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.04                      Amendment.  This Agreement may be amended by the parties hereto by action taken by their respective board of directors (or similar governing body or entity) at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of the NYSE, requires further approval by such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 10.05                      Entire Agreement; Assignment.  This Agreement, together with the Confidentiality Agreement and the Disclosure Schedule, constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.  This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).

Section 10.06                      Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that, prior to the termination of this Agreement pursuant to Section 9.01, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 10.07                      Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than the provisions of Article III, Section 7.05 and Section 7.06 (which are intended to be for the benefit of the persons covered thereby or the persons entitled to payment or indemnification thereunder and may be enforced by such persons).

Section 10.08                      Governing Law; Enforcement and Forum.  All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Maryland without regard to its rules of conflict of laws; except for the provisions hereof which relate expressly to the DRULPA or DLLCA (including, without limitation, the DownREIT Merger), which shall be construed, performed and enforced in accordance with the DRULPA or DLLCA, as applicable.  Each of the Company Parties and the Buyer Parties hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Maryland or any court of the United States located in the State of Maryland (the “Maryland Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Maryland Courts and agrees not to plead or claim in any Maryland Court that such litigation brought therein has been brought in any inconvenient forum.  Each of the parties hereto agrees (a) to the extent such party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such party’s agent for acceptance of legal process, and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service.  Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Maryland.

Section 10.09                      Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.10                      Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.11                      Waiver.  Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement.  The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 10.12                      Mutual Drafting.  The parties have participated jointly in negotiating and drafting this Agreement, and this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation in favor of or against any party by virtue of the authorship of any provision of this Agreement.

Section 10.13                      Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement.  Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.13.

Section 10.14                      Remedies Cumulative.  The remedies provided in this Agreement shall be cumulative and shall not preclude the assertion by the parties hereto of any other rights or the seeking of any other remedies, whether at law or in equity, against the other parties, or their respective successors or assigns.

IN WITNESS WHEREOF, Parent, MergerSub, Super REIT MergerSub, the Company and the DownREIT Partnership have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SUPER INTERMEDIATECO LLC

By	/s/ John Hutchinson
Name: John Hutchinson
Title: Secretary

SUPER MERGERSUB INC.

By	/s/ John Hutchinson
Name: John Hutchinson
Title: Secretary

SUPER DOWNREIT MERGERSUB LLC

By	/s/ John Hutchinson
Name: John Hutchinson
Title: Secretary

NEW PLAN EXCEL REALTY TRUST, INC.

By	/s/ Glenn J. Rufrano
Name: Glenn J. Rufrano
Title: CEO

EXCEL REALTY PARTNERS, L.P.

By:	New Plan DRP Trust, its general partner

By	/s/ Glenn J. Rufrano
Name: Glenn J. Rufrano
Title: Trustee

ANNEX I

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer or this Agreement, MergerSub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act, pay for any tendered Company Common Shares if (i) there shall not be validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of Section 2.01 (the “Expiration Date”), that number of Company Common Shares which, when added to any Company Common Shares already owned by the Buyer Parties or any of their Affiliates (but excluding any Company Common Shares acquired by exercising the Top-Up Option), represents at least a majority of the total number of votes entitled to be cast by the holders of the outstanding Company Common Shares and Company Series D Preferred Shares (after reflecting and taking into account any adjustment to the number of votes such holders have relative to holders of Company Common Shares in accordance with the terms of the Company Series D Preferred Shares), voting together as a class, on a fully diluted basis (which assumes the exercise of all in-the-money options for Company Common Shares vested and exercisable as of the Acceptance Date and 60 days thereafter), at the time of the expiration of the Offer (the “Minimum Tender Condition”), or (ii) at any time on or after the date of this Agreement and at the time of acceptance for payment for any Company Common Shares, any of the following events shall have occurred and be continuing:

(a)           A Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree, ruling or other legal restraint or prohibition (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acceptance for payment of, and payment for, Company Common Shares pursuant to the Offer or consummation of the Merger illegal.

(b)           Any of the representations and warranties of the Company set forth in this Agreement shall not be true and correct (without giving effect to any “materiality” or Company Material Adverse Effect qualifier therein), as if such representations and warranties were made at the time of such determination (except to the extent such representations and warranties relate to an earlier date, in which case only as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to constitute a Company Material Adverse Effect.

(c)           The Company shall have not performed in all material respects any material obligations, covenants and agreements required to be performed by it under this Agreement.

(d)           The Company shall not have received a tax opinion of Hogan & Hartson L.L.P. (or other nationally recognized tax counsel to the Company reasonably satisfactory to Parent), substantially in the form attached hereto as Exhibit B and dated as of the Acceptance Date, opining that the Company has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for all taxable periods commencing with the Company’s taxable year ended December 31, 1997, through and including its taxable year ended December 31, 2006 and that the Company’s method of operation during the portion of calendar year 2007 prior to the acquisition of Company Common Shares on the Acceptance Date would permit the Company to qualify as a REIT for the taxable year beginning January 1, 2007 (assuming that the Company’s taxable year ended immediately prior to the acquisition of Company Common Shares on the Acceptance Date and assuming the Company satisfied the applicable distribution requirements under the Code).  Such opinion shall be based, in part, on customary assumptions and customary factual representations of the Company and its Subsidiaries (including representations included as an attachment to Exhibit B), and, with respect to periods prior to September 28, 1998, certain prior opinions of Company counsel, including the opinion of Latham & Watkins to the Company, dated September 28, 1998, concerning the qualification of Excel Realty Trust, Inc., as a real estate investment trust from January 1, 1993 through September 28, 1998.

(e)           Since the execution of this Agreement, there shall have occurred any change, event, effect, or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(f)            The Company and Parent shall have reached a mutual written agreement either that the Offer be terminated or this Agreement be terminated, or the Agreement shall have been terminated in accordance with its terms; or

(g)           There shall be pending any suit, action or proceeding by any Governmental Authority challenging the acquisition by any of the Buyer Parties of the Company or any other Company Subsidiaries or of any Company Common Shares, seeking to prohibit the consummation of the Offer or the Merger, or seeking any Governmental Order that would result in, or would reasonably be expected to result in, a Substantial Detriment or would impose material limitations on the ability of Parent or any of its Subsidiaries to exercise full rights of ownership of the Company Common Shares purchased pursuant to the Offer, including the right to vote the shares purchased by it on all matters properly presented to the stockholders of the Company.

The foregoing conditions are for the benefit of Parent and MergerSub and may be asserted by Parent and MergerSub regardless of the circumstances giving rise to any such conditions (other than any such circumstances caused by or substantially contributed to by any breach by any Buyer Parties of any of their representations, warranties, covenants, agreements or obligations under this Agreement or any breach of the Debt Financing commitment) and may be waived by Parent or MergerSub in whole or in part at any time and from time to time in its sole discretion, in each case, subject to the terms of the Agreement.  The failure by Parent or MergerSub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and waiving such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right shall be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the acceptance for payment of, and payment for, tendered Company Common Shares.